File No. 812-15861

As filed with the Securities and Exchange Commission on September 3, 2025

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

Amended and Restated Application Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) for an Order Granting Exemptions from the Provisions of Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, Pursuant to Sections 6(c) and 23(c) of the 1940 Act for an Order Granting Certain Exemptions from Rule 23c-3 Thereunder and Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder for an Order Permitting Certain Arrangements

TCG STRATEGIC INCOME FUND

TCG STRATEGIC INCOME ADVISOR LLC

525 Okeechobee Blvd., Suite 1650

West Palm Beach, Florida 33401

Written and oral communications regarding this Application should be addressed to:

Gabriel Katz

TCG Strategic Income Fund

525 Okeechobee Blvd., Suite 1650

West Palm Beach, Florida 33401

Copies to:

Kelly Pendergast Carr, Esq.

Chapman and Cutler LLP

320 South Canal Street

Chicago, IL 60606

Walter Draney, Esq.

Chapman and Cutler LLP

320 South Canal Street

Chicago, IL 60606

This application (including exhibits) consists of 114 pages.

- i -

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of:

TCG Strategic Income Fund

TCG Strategic Income Advisor LLC

525 Okeechobee Blvd., Suite 1650

West Palm Beach, Florida 33401

Investment Company Act of 1940 File No.

812-15861

EXPEDITED REVIEW REQUESTED

UNDER 17 CFR 270.0-5(d).

Amended and Restated Application Pursuant to Section 6(c) of the Investment Company Act of 1940, as Amended (the “1940 Act”) for an order of exemption from provisions of Sections 18(a)(2), 18(c) and 18(i) thereunder, pursuant to Sections 6(c) and 23(c) of the 1940 Act for an order granting certain exemptions from Rule 23c-3 thereunder and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder for an order permitting certain arrangements

I.	THE PROPOSAL

TCG Strategic Income Fund (the “Initial Fund”) and TCG Strategic Income Advisor LLC (“TCG” or an “Adviser” and together with the Initial Fund, the “Applicants”) seek an order of the Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, granting an exemption from Rule 23c-3 under the 1940 Act, and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Initial Fund to offer investors multiple classes of common shares of beneficial interest (“Shares”)1 with varying sales loads and asset-based service and/or distribution fees and to impose early withdrawal charges, as described more fully in this amended and restated application (the “Application”). The Applicants request that the order also apply to any other registered closed-end management investment company that conducts a continuous offering of its shares, existing now or in the future, for which the Adviser, its successors,2 or any entity controlling, controlled by, or under common control with the Adviser, or its successors, acts as investment adviser, and which provides periodic liquidity with respect to its Shares through tender offers conducted in compliance with either Rule 23c-3 under the 1940 Act or with Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”) (each a “Future Fund” and, together with the Initial Fund, each, a “Fund” and collectively, the “Funds”).3 The Initial Fund and any Future Fund relying on this relief will do so in a manner consistent with the terms and conditions of this Application. Applicants represent that any person presently intending to rely on the order requested in this Application is listed as an Applicant.

[1]	As used in this Application, “Shares” includes any other equivalent designation of a proportionate ownership interest of the Initial Fund (or any other registered closed-end management investment company relying on the requested order).
[2]	A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
[3]	The terms “control,” and “investment adviser” are used as defined in Sections 2(a)(9) and 2(a)(20) of the 1940 Act, respectively.

The Initial Fund is a newly organized Delaware statutory trust registered under the 1940 Act as a closed-end management investment company that will operate as an interval fund. The Initial Fund will be classified as a non-diversified investment company as defined under section 5(b)(2) of the 1940 Act.

The Initial Fund’s investment objectives are to provide attractive risk-adjusted returns and current income. The Initial Fund seeks to achieve its investment objectives, under normal market conditions, by opportunistically allocating its assets across credit strategies, with a primary focus on: (1) private credit (which includes directly originated asset-based lending, directly originated first-lien, second-lien and unitranche senior loans to lower-to-mid middle-market companies, as well as corporate mezzanine debt and preferred equity) and (2) liquid credit (including publicly traded high yield bonds, first- and second-lien secured bank loans, hybrid instruments, and structured credit (e.g., collateralized loan obligation (“CLO”) mezzanine debt)).

The Shares will be offered on a continuous basis at net asset value (“NAV”) per share plus the applicable sales load, as described in the Initial Fund’s prospectus. The Initial Fund’s initial Registration Statement filed on Form N-2, which has not yet been declared effective by the Commission, seeks to register three classes of Shares: Class I, Class A-1 and Class A-2Shares each with its own fee and expense structure. If the Initial Fund’s initial Registration Statement is declared effective prior to receipt of the requested relief, the Fund will only offer one class of Shares, Class I Shares (the “Initial Class Shares”), until receipt of the requested relief.

The Shares will not be offered or traded in a secondary market and will not be listed on any securities exchange or quoted on any quotation medium. Shareholders of the Initial Fund are not able to have their Shares redeemed or otherwise sell their Shares on a daily basis because the Initial Fund is or will be an unlisted closed-end fund. In order to provide some liquidity to shareholders, the Initial Fund is structured as an “interval fund” and intends to make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements.

The Initial Fund seeks an order permitting it to offer multiple classes of Shares, as described below. As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of Shares of a Fund would represent investments in the same portfolio of securities but would be subject to different expenses (such as asset-based service and/or distribution fees and/or an early withdrawal charge). Thus, the net income attributable to, and any dividends payable on, each class of Shares will differ from the other classes from time to time. As a result, the NAV per Share of the classes may differ over time.

Under the proposal, the Initial Class Shares of the Initial Fund would be offered at NAV and would not be subject to a front-end sales load or an annual asset-based service and/or distribution fee. Class A-1 and Class A-2 Shares and any new Share class (collectively, the “New Class Shares”) would be offered at NAV and may (but would not necessarily) be subject to a front-end sales load, an annual asset-based service and/or distribution fee and/or an early withdrawal charge. Initial Fund may impose a 2% repurchase fee with respect to any repurchase of Shares from a shareholder at any time prior to the day immediately preceding the one-year anniversary of the shareholder’s purchase of the Shares. The Initial Fund currently intends to impose a 1% repurchase fee with respect to Class A-2 Shares that are accepted for repurchase by the Fund and have been held by the investor for less than one year. Each class of Shares would comply with the provisions of Rule 12b-1 under the 1940 Act, or any successor thereto or replacement rules, as if that rule applied to closed-end management investment companies, and with the provisions of Rule 2341 of the Rules of the Financial Industry Regulatory Authority (“FINRA”), as such rule may be amended, or any successor rule thereto (“FINRA Rule 2341”)4 as if it applied to the Fund issuing such Shares. The structure of the proposed classes of Shares is described in detail below under “Statement of Facts – Proposed Class Structure and Characteristics.”

[4]	As adopted, FINRA Rule 2341 superseded Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. See Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

If this Application for an order is granted, the New Class Shares may or may not be offered. Additional classes of Shares may be added in the future. A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees for closed-end funds substantially similar to the relief sought by Applicants.5

[5]	See, e.g., Lincoln Bain Capital Total Credit Fund, et al, Inv. Co. Rel. Nos. 35587 (May 14, 2025) (notice) and 35630 (June 10, 2025) (order); CAIS Sports, Media and Entertainment Fund and CAIS Advisors LLC, Inv. Co. Rel. Nos. 35580 (May 12, 2025) (notice) and 35627 (June 9, 2025) (order); GoldenTree Opportunistic Credit Fund and GoldenTree Asset Management Credit Advisor LLC, Inv. Co. Rel. Nos. 35579 (May 8, 2025) (notice) and 35622 (June 3, 2025) (order); Adams Street Private Equity Navigator Fund LLC and Adams Street Advisors, LLC, Inv. Co. Rel. Nos. 35577 (May 7, 2025) (notice) and 35618 (June 2, 2025) (order); Virtus Global Credit Opportunities Fund and Virtus Investment Advisers, LLC, Inv. Co. Rel. Nos. 35565 (May 2, 2025) (notice) and 35613 (May 28, 2025) (order); Connetic Venture Capital Access Fund and Connetic RIA, LLC, Inv. Co. Rel. Nos. 35543 (April 21, 2025) (notice) and 35591 (May 19, 2025) (order); Blue Owl Alternative Credit Fund, and Blue Owl Alternative Credit Advisors II LLC, Inv. Co. Rel. Nos. 35514 (March 28, 2025) (notice) and 35557 (April 23, 2025) (order); RJ Private Credit Income Fund, Raymond James Investment Management, and Carillon Fund Distributors, Inc., Inv. Co. Rel. Nos. 35515 (March 28, 2025) (notice) and 35556 (April 23, 2025) (order); Columbia Credit Income Opportunities Fund and Columbia Management Investment Advisers, LLC, Inv. Co. Rel. Nos. 35498 (March 14, 2025) (notice) and 35526 (April 9, 2025) (order); ISQ Infrastructure Income Fund and I Squared Capital Registered Advisor LLC, Inv. Co. Rel. Nos. 35489 (March 4, 2025) (notice) and 35519 (April 1, 2025) (order); iDirect Private Markets Fund, iCapital Registered Fund Adviser LLC, and iCapital Markets LLC, Inv. Co. Rel. Nos. 35474 (February 21, 2025) (notice) and 35497 (March 14, 2025) (order); SEG Partners Long/Short Equity Fund, et al., Inv. Co. Rel. Nos. 35466 (February 6, 2025) (notice) and 35491 (March 4, 2025) (order); Coatue CTEK Fund and Coatue Management, L.L.C., Inv. Co. Rel. Nos. 35417 (December 13, 2024) (notice) and 35443 (January 8, 2025) (order); Capital Group KKR Multi-Sector+, et al., Inv. Co. Rel. Nos. 35410 (December 9, 2024) (notice) and 35441 (January 6, 2025) (order); Global X Venture Fund, et al., Inv. Co. Rel. Nos. 35408 (December 9, 2024) (notice) and 35440 (January 6, 2025) (order); Harbourvest Private Investments Fund, et al., Inv. Co. Rel. Nos. 35409 (December 9, 2024) (notice) and 35439 (January 6, 2025) (order); Privacore PCAAM Alternative Income Fund, et al., Inv. Co. Rel. Nos. 35403 (November 27, 2024) (notice) and 35431 (December 26, 2024) (order); TCW Private Asset Income Fund, et al., Inv. Co. Rel. Nos. 35401 (November 26, 2024) (notice) and 35429 (December 23, 2024) (order); Callodine Specialty Income Fund, et al., Inv. Co. Rel. Nos. 35399 (November 26, 2024) (notice) and 35428 (December 23, 2024) (order); Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., Inv. Co. Rel. Nos. 35385 (November 15, 2024) (notice) and 35414 (December 10, 2024) (order); Redwood Real Estate Income Fund, et al., Inv. Co. Rel. Nos. 35382 (November 12, 2024) (notice) and 35413 (December 10, 2024) (order); John Hancock Multi Asset Credit Fund, et al., Inv. Co. Rel. Nos. 35190 (May 9, 2024) (notice) and 35404 (November 27, 2024) (order); Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, Inv. Co. Rel. Nos. 35351A (October 29, 2024) (notice) and 35398 (November 26, 2024) (order); Gemcorp Commodities Alternative Products Fund and Gemcorp Capital Advisors LLC, Inv. Co. Rel. Nos. 35328A (October 23, 2024) (notice) and 35384 (November 14, 2024) (order); Sound Point Alternative Income Fund, et al., Inv. Co. Rel. Nos. 35350 (October 4, 2024) (notice) and 35371 (October 30, 2024) (order); T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., Inv. Co. Rel. Nos. 35327 (September 19, 2024) (notice) and 35350 (October 16, 2024) (order); Russell Investments New Economy Infrastructure Fund, et al., Inv. Co. Rel. Nos. 35321 (September 13, 2024) (notice) and 35356 (October 9, 2024) (order); Wellington Global Multi-Strategy Fund, et al., Inv. Co. Rel. Nos. 35317 (September 10, 2024) (notice) and 35353 (October 8, 2024) (order); MA Specialty Credit Income Fund, et al., Inv. Co. Rel. Nos. 35316 (September 10, 2024) (notice) and 35352 (October 8, 2024) (order); Gladstone Alternative Income Fund, et al., Inv. Co. Rel. Nos. 35307 (August 26, 2024) (notice) and 35330 (September 23, 2024) (order); CION Grosvenor Infrastructure Fund and CION Grosvenor Management, LLC, Inv. Co. Rel. Nos. 35279 (July 17, 2024) (notice) and 35293 (August 13, 2024) (order).

II.	STATEMENT OF FACTS

A.	The Applicants

The Initial Fund is a newly organized Delaware statutory trust registered under the 1940 Act as a non-diversified, closed-end management investment company. The Initial Fund is structured as an “interval fund” and will continuously offer its shares.

The Adviser is a newly formed Delaware limited liability company registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser will serve as the Initial Fund’s investment adviser pursuant to an advisory agreement (the “Investment Advisory Agreement”). The Investment Advisory Agreement will be approved by the Initial Fund’s Board, including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the Act) of the Initial Fund and by the Initial Fund’s original sole shareholder, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not seeking any exemptions from the provisions of the Act with respect to the Investment Advisory Agreement. Under the terms of the Investment Advisory Agreement, and subject to the authority of the Board, the Adviser will be responsible selecting the Initial Fund’s investments according to the Initial Fund’s investment objectives, policies, and restrictions. The Adviser will have sole discretion to make all investments. The Adviser’s address is 525 Okeechobee Blvd., Suite 1650 West Palm Beach, Florida 33401.

B.	Current Structure and Characteristics

As noted above, Shares will be offered on a continuous basis pursuant to a registration statement under the Securities Act at their NAV per share plus the applicable sales load.

The Initial Fund, operating as an interval fund pursuant to Rule 23c-3 under the 1940 Act, intends to offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with the Fund’s periodic repurchase offers, exchange their Shares of the Fund for shares of the same class of shares of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the 1940 Act and continuously offer their shares at NAV, that may be offered in the future and are in the Fund’s group of investment companies (collectively, the “Other Funds”). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the 1940 Act. Any exchange option features will comply with Rule 11a-3 under the 1940 Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3 under the 1940 Act, each Fund will treat an early withdrawal charge as if it were a contingent deferred sales load (“CDSL”).6

The Initial Fund, as a closed-end investment company, will not continuously redeem Shares as does an open-end management investment company. Shares of the Initial Fund will not be listed on any securities exchange and will not trade on an over-the-counter system. Furthermore, it is not expected that any secondary market will ever develop for the Shares. In order to provide some liquidity to shareholders, the Initial Fund is structured as an “interval fund” and will conduct quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements. Any Other Fund that intends to rely on this relief will provide periodic liquidity to shareholders in accordance with either Rule 23c-3 under the 1940 Act or Rule 13e-4 under the 1934 Act.

[6]	A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the 1940 Act, is a distribution-related charge payable to the distributor. Pursuant to the requested order, the early withdrawal charge will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee which is payable to a Fund.

C.	Proposed Class Structure and Characteristics

The Initial Fund proposes to engage in a continuous offering of Shares in the manner described below. The Initial Fund proposes to offer multiple classes of Shares, such as the Initial Class Shares and New Class Shares, described below, or any other classes. Additional classes, which may have different sales charge structures, may permit an investor to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the Shares. In the future, the Initial Fund’s Board of Trustees (the “Board”) could adopt this or another sales charge structure.

Initial Class Shares will be offered without a sales load or an annual asset-based service and/or distribution fee, as set forth in the Initial Fund’s prospectus, as amended or supplemented from time to time. The Initial Fund may impose a 2% repurchase fee with respect to any repurchase of Shares from a shareholder at any time prior to the day immediately preceding the one-year anniversary of the shareholder’s purchase of the Shares.

If a Fund charges a repurchase fee, Shares of the Fund will be subject to a repurchase fee at a rate of no greater than 2% of the shareholder’s repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. Unlike a distribution-related charge, the repurchase fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund’s generally longer-term investment horizons and investment operations. Repurchase fees, if charged, will equally apply to all classes of Shares of the Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate a repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the repurchase fee were a CDSL and as if the Fund were a registered open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, the repurchase fee will apply uniformly to all shareholders of the Fund regardless of class.

New Class Shares would be offered at NAV and may be subject to a front-end sales load, an annual asset-based service and/or distribution fee, an early withdrawal charge and/or a repurchase fee; these charges would differ in some respect from those applicable to the Initial Class Shares.

Actual fees approved and adopted may vary, but a class of Shares could not have annual asset-based service and/or distribution fees in excess of the limits established by FINRA Rule 2341.

To the extent the New Class Shares are subject to an ongoing asset-based service and/or distribution fee (a “Distribution and Servicing Fees”), the Initial Fund’s Board will adopt a distribution and service plan for the New Class Shares in voluntary compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to closed-end management investment companies (a “Distribution and Shareholder Services Plan”). The Distribution and Shareholder Services Plan will be approved by a majority of the Trustees, including a majority of the Trustees who are not “interested persons” of the Initial Fund (within the meaning of Section 2(a)(19) of the 1940 Act), and who have no direct or indirect financial interest in the operation of the Distribution and Shareholder Services Plan or in any agreements related to the Distribution and Shareholder Services Plan, as provided for in Rule 12b-1. Applicants represent that any asset-based Distribution and Servicing Fees will comply with the provisions of FINRA Rule 2341. Applicants represent that each Fund will comply with Rule 12b-1 under the 1940 Act as if it were an open-end management investment company.

All Distribution and Servicing Fees with respect to any class of Shares would be paid pursuant to a Distribution and Shareholder Services Plan adopted by the relevant Fund with respect to the class. Under any future Distribution and Shareholder Services Plan, the Fund, either directly or through the Initial Fund’s distributor (the “Distributor”), would compensate brokers, dealers, or other financial intermediaries for activities primarily intended to result in the sale of Shares and for personal services provided to shareholders and/or the maintenance of shareholder accounts. Applicants represent that these asset-based distribution and service fees will comply with the provisions of FINRA Rule 2341. A Fund may offer additional classes of Shares in the future which charge different distribution and/or service fees and/or sales loads. In all cases, such sales loads and asset-based distribution and service fees charged will comply with the provisions of FINRA Rule 2341. The Initial Fund intends to offer an exchange feature as described above under Section II. B. (“Current Structure and Characteristics”) that will comply with Rule 11a-1, Rule 11a-3, and Rule 18f-3 as if the Fund were an open-end investment company.

All expenses incurred by a Fund will be allocated among its various classes of Shares based on the respective net assets of the Fund attributable to each such class, except that the NAV and expenses of each class will reflect the expenses associated with the Distribution and Shareholder Services Plan of that class (if any), shareholder services fees attributable to a particular class (if any), and any other incremental expenses of that class.

In addition to distribution and/or service fees, each class of Shares of a Fund may, by action of the Fund’s Board or its delegate, also pay a different amount of the following expenses:

(1) administrative and/or accounting or similar fees (each as described in the Fund’s prospectus, as amended or supplemented from time to time);

(2) legal, printing and postage expenses related to preparing and distributing to current shareholders of a specific class materials such as shareholder reports, prospectuses, and proxies;

(3) Blue Sky fees incurred by a specific class;

(4) Commission registration fees incurred by a specific class;

(5) expenses of administrative personnel and services required to support the shareholders of a specific class;

(6) Trustees’ fees incurred as a result of issues relating to a specific class;

(7) Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific class;

(8) incremental transfer agent fees and shareholder servicing expenses identified as being attributable to a specific class;

(9) account expenses relating solely to a specific class;

(10) expenses incurred in connection with any shareholder meetings as a result of issues relating to a specific class; and

(11) any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Fund’s assets) actually incurred in a different amount by a class or related to a class’s receipt of services of a different kind or to a different degree than another class.

Any income, gain, loss and expenses of a Fund not allocated to specific classes as described above will be charged to the Fund and allocated to each class of the Fund in a manner consistent with Rule 18f-3(c)(1) under the 1940 Act.

From time to time, the Board of a Fund may create and offer additional classes of Shares, or may vary the characteristics described above, including without limitation, in the following respects: (1) the amount of fees permitted by a Distribution and Shareholder Services Plan as to such class; (2) voting rights with respect to a Distribution and Shareholder Services Plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in this Application; (5) differences in any dividends and NAVs per Share resulting from differences in fees under a Distribution and Shareholder Services Plan or in class expenses; (6) any early withdrawal charge or other sales load structure; and (7) any exchange or conversion features, as permitted under the 1940 Act. Each Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company. A Fund’s repurchases will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in NAVs per Share resulting from differences in fees under a Distribution and Shareholder Services Plan and/or service plan or in class expenses.

Because of the different distribution fees, shareholder services fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class of Shares may differ from each other from time to time. As a result, the NAV per Share of the classes may differ over time. Expenses of a Fund allocated to a particular class of the Fund’s Shares will be borne on a pro rata basis by each outstanding Share of that class.

III.	EXEMPTIONS REQUESTED

A.	The Multiple Class System

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of Shares may be deemed: (1) to result in the issuance of a class of “senior security”7 within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(a)(2) of the 1940 Act; (2) if more than one class of senior security were issued, to violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

B.	Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) under the 1940 Act to the extent that rule is construed to prohibit the imposition of early withdrawal charges by a Fund.

C.	Asset-Based Service and/or Distribution Fees

Applicants request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary for a Fund to pay asset-based service and/or distribution fees.

[7]	Section 18(g) defines senior security to include any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different NAV, receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends. Exemption for Open End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master Feeder Funds; Class Voting on Distribution Plans, Inv. Co. Rel. No. 20915 (Feb. 23, 1995) at n.17 and accompanying text.

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) of the 1940 Act provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the 1940 Act and Rule 17d-1 thereunder prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or other joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.	DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management (the “Division”) recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.8 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes of the open-end and the closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus required a virtually complete liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this dual system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Division determined that, given the changes in the securities market since 1940 – in particular the emergence of semi-liquid investment opportunities – it was appropriate to re-examine the classification system and its regulatory requirements.9

[8]	Securities and Exchange Commission Staff Report, Protecting Investors (May 1992), at 421.
[9]	Id. at 424.

One exception to the liquid/illiquid dichotomy has been the so-called “prime rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3 (“Closed-end Tender Offer Funds”).

Protecting Investors recognized that the rigidity of the 1940 Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.10 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.11 The Division thus recommended giving the industry the ability to employ new redemption and repurchase procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavour.12 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.13

The prime rate funds were cited in both Protecting Investors and the Rule 23c-3 Proposing Release as the prototype for the closed-end interval fund concept.14 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the initial closed-end interval funds make further innovation appropriate. Moreover, a number of precedents exist for the implementation of a multiple-class system, the imposition of early withdrawal charges and the imposition of asset-based service and/or distribution fees substantially similar to that for which Applicants seek relief.15

B.	Multiple Classes of Shares – Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of Shares may be deemed: (1) to result in the issuance of a class of “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(a)(2) of the 1940 Act; (2) if more than one class of senior security were issued, to violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

[10]	Id. at 439-40.
[11]	Id. at 424.

[12]	Inv. Co. Act Rel. No. 18869 (July 28, 1992) (the “Rule 23c-3 Proposing Release”).
[13]	Inv. Co. Act Rel. No. 19399 (April 7, 1993) (the “Rule 23c-3 Adopting Release”). The Commission also had proposed Rule 22e-3 under the 1940 Act, which began from the open-end, complete liquidity perspective under Section 22 and permitted periodic or delayed, rather than constant, liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.
[14]	Protecting Investors, supra, at 439-40; 23c-3 Proposing Release at 27.
[15]	See supra note 5.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a).16 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

A registered closed-end investment company may have only one class of stock that is a senior security. In particular, Section 18(c) of the 1940 Act provides that:

[I]t shall be unlawful for any registered closed-end investment company… to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of… stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends…

Section 18(i) of the 1940 Act provides that:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company… shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply… to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

The multiple class system proposed herein (the “Multiple Class System”) may result in Shares of a class having “priority over [another] class as to… payment of dividends” and having unequal voting rights, because under the Multiple Class System (1) shareholders of different classes may pay different distribution fees, different shareholder services fees, and any other expenses (as described above in Section II.C.) that should be properly allocated to a particular class, and (2) each class would be entitled to exclusive voting rights with respect to matters solely related to that class. Applicants state that the creation of multiple classes of shares of a Fund may thus be prohibited by Section 18(c) and may violate Section 18(i) of the 1940 Act. Applicants further state that the creation of multiple classes of Shares of the Funds may violate Section 18(a)(2) because the Funds may not meet Section 18(a)(2)’s requirements with respect to a class of Shares that may be a senior security.

[16]	Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

Applicants believe that the implementation of the Multiple Class System will provide the Applicants with the flexibility to create new classes of Shares without having to create new funds. Applicants believe that current and future shareholders will benefit if new classes of Shares with different pricing structures are created providing investors with enhanced investment options. Under the Multiple Class System, an investor will be able to choose the method of purchasing Shares (from among those classes of Shares for which the investor meets the relevant eligibility requirements) that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase, the length of time the investor expects to hold the Shares, and other relevant factors. The proposed system would permit a Fund to facilitate the distribution of Shares and provide investors with a broader choice of shareholder options.

By contrast, if the Adviser and the Distributor were required to sponsor the organization of new, separate funds rather than new classes of Shares, the creation of the new, separate funds would involve increased costs and administrative burdens borne by shareholders, as compared to the creation of additional Share classes of a Fund.

Under the Multiple Class System, holders of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios. As a Fund grows in volume of assets, it is expected that investors will derive benefits from economies of scale that might not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.17

Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies’ multiple class structures that are permitted by Rule 18f-3 under the 1940 Act. The Multiple Class System does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed system will not increase the speculative character of a Fund’s Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

[17]	See Inv. Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

Applicants believe that the rationale for and the conditions contained in Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end investment companies. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company including, among others, the rule’s provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and disclosure. In fact, each Fund will in many ways resemble an open-end investment company in its manner of operation and in the distribution of Shares, except for differences related to repurchases.

In particular, the Initial Fund proposes to offer Shares continuously at NAV plus applicable sale charges. It is anticipated that differences among classes will, as detailed above, relate largely to differences in placement/distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly situated closed-end funds.18 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which a Fund would issue multiple classes of Shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of each Fund in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of shareholders. Each Applicant is also aware of the need for full disclosure of the proposed Multiple Class System in each Fund’s prospectus and of the differences among the various classes and the different expenses of each class of Shares offered. Applicants represent that these distribution and/or service fees will comply with the provisions of FINRA Rule 2341. Applicants also represent that each Fund will disclose in its prospectus the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end, multiple class funds under Form N-1A. As if it were an open-end management investment company, each Fund will disclose fund expenses borne by shareholders during the reporting period in shareholder reports19 and describe in its prospectus any arrangements that result in breakpoints in, or elimination of, sales loads.20 Each Fund will include any such disclosures in its shareholder reports and prospectus to the extent required as if the Fund were an open-end fund. Each Fund and the Distributor will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Fund and the Distributor.21 Each Fund or the Distributor will contractually require that any other distributor of the Fund’s Shares comply with such requirements in connection with the distribution of Shares of the Fund.

[18]	See supra note 5.
[19]	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release).
[20]	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).
[21]	Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release); Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

Finally, in June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge and private equity funds.22 Applicants will comply with all such applicable disclosure requirements.

The requested relief is substantially similar to prior exemptions granted by the Commission to, among others, Commission to Lincoln Bain Capital Total Credit Fund, CAIS Sports, Media and Entertainment Fund, GoldenTree Opportunistic Credit Fund, Adams Street Private Equity Navigator Fund LLC, Virtus Global Credit Opportunities Fund, Connetic Venture Capital Access Fund, Blue Owl Alternative Credit Fund, RJ Private Credit Income Fund, Columbia Credit Income Opportunities Fund, ISQ Infrastructure Income Fund, iDirect Private Markets Fund, SEG Partners Long/Short Equity Fund, Coatue CTEK Fund, Capital Group KKR Multi-Sector+, Global X Venture Fund, Harbourvest Private Investments Fund, Privacore PCAAM Alternative Income Fund, TCW Private Asset Income Fund, Callodine Specialty Income Fund, Diamond Hill Securitized Credit Fund and Redwood Real Estate Income Fund.23 In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tender offers for a portion of their shares, to implement multiple-class structures. Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Funds.

C.	Early Withdrawal Charge

Rule 23c-3 under the 1940 Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at NAV at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at NAV and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

[22]	Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also rules 12d1-1, et seq. of the 1940 Act.
[23]	See supra note 5.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for each Fund to impose early withdrawal charges, which are distribution-related fees payable to the Distributor, on Shares submitted for repurchase that have been held for less than a specified period. Each Fund may seek to impose early withdrawal charges that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the 1940 Act. Each Fund would assess early withdrawal charges in much the same way non-interval funds currently assess early withdrawal charges. As more fully described below, these charges will be paid to the Distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of early withdrawal charges would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds which offer their securities continuously, as a Fund would for its Shares. Any early withdrawal charge imposed by a Fund will comply with Rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end funds.

In the Rule 23c-3 Adopting Release, the Commission stated that:

[T]he requirement [of Rule 23c-3(b)(1)] that repurchases take place at NAV and the limitation of repurchase fees to two percent implicitly preclude the imposition” of CDSLs.24 The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the NASD sales charge rule upon distribution charges of open-end companies, which goes into effect in July of [1993].2525

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of NAV or offering price at the time of the purchase,

[24]

Rule 23c-3 Adopting Release. Rule 23c-3(b)(1) provides in pertinent part:

The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date.… The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.

[25]	Id.

(ii) the terms of the sales load comply with the provisions of the FINRA Rule 2341, governing sales charges for open-end funds and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of early withdrawal charges in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose early withdrawal charges.

With respect to the policy considerations supporting imposition of early withdrawal charges, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.26 Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose early withdrawal charges although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at NAV and provides its shareholders with periodic opportunities to tender their shares, however, the fund’s distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. Accordingly, early withdrawal charges may be necessary for the Distributor to recover distribution costs. In the case of the Initial Fund’s Initial Class Shares, the Distributor may pay out of its own resources compensation to selected dealers that sell Fund Shares at the time of sale, based on the dollar amount of the Shares sold by the dealer. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Rule 23c-3 Proposing Release nor the Rule 23c-3 Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)’s requirements that repurchases take place at NAV is to preclude interval funds from imposing early withdrawal charges. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.27 The best price rules under Rule 23c-1(a)(9) of the 1940 Act and Rule 13e-4(f)(8)(ii) of the 1934 Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing early withdrawal charges.28 There is, in Applicants’ view, no rational basis to apply Rule 23c-3(b)(1)’s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the early withdrawal charges (and any scheduled waivers of the early withdrawal charge) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose early withdrawal charges in accordance with the requirements of Form N-1A concerning contingent deferred sales charges.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder service and distribution fee limits imposed by the FINRA Rule 2341 on the same basis as if it were an open-end investment company. In this regard, a Fund will pay service and distribution fees pursuant to plans that are designed to meet the requirements of the FINRA Rule 2341 on the same basis as if it were an open-end investment company subject to that rule.

[26]	Rule 23c-3 Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at NAV.
[27]	See Rule 23c-3 Proposing Release, Section II.A.7; Rule 23c-3 Adopting Release, Section II.A.7.
[28]	See Rule 23c-3 Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

The Commission has previously granted the same type of exemptive relief requested herein.29 In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge early withdrawal charges to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D.	Waiver of Early Withdrawal Charges

Each Fund may grant waivers of the early withdrawal charges on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the early withdrawal charge (and any waivers or scheduled variations of the early withdrawal charge) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Fund was an open-end investment company. The Shares that benefit from such waivers are less likely to be the cause of rapid turnover in Shares of a Fund, particularly where there are also important policy reasons to waive the early withdrawal charge, such as when Shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in Shares of a Fund, and financial needs on the part of the shareholder or the shareholder’s family are often precipitated by such events. The early withdrawal charge may also be waived in connection with a number of additional circumstances, including the following repurchases of Shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to a Fund, the waiver of the early withdrawal charge works to shareholders’ advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to “require forward pricing of fund shares largely dispelled concerns about share dilution.” Furthermore, “the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares.”30 In light of these circumstances, the Commission believed that “it is appropriate to permit a broader range of scheduled variation” as permitted in amended Rule 22d-1.31 Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled “variations in, or elimination of, the sales load to particular classes of investors or transactions” provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 permitting CDSLs for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.32 The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

[29]	See supra note 5.
[30]	Inv. Co. Act Rel. No. 14390 (February 2, 1985).
[31]	Id.
[32]	Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, early withdrawal charges, subject to appropriate safeguards.

E.	Asset-Based Service and/or Distribution Fees

Applicants also request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit each Fund to impose asset-based service and/or distribution fees (in a manner similar to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose an asset-based service and/or distribution fee.33

Section 17(d) of the 1940 Act prohibits an affiliated person of a registered investment company or an affiliated person of such a person, acting as principal, from participating in or effecting any transaction in which such registered company is a joint or a joint and several participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application permitting the transaction.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person of a registered investment company, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or overreaching by the affiliate to the detriment of the investment company.

Each Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution and Shareholder Services Plan(s), if any, with respect to each class as if the Fund were an open-end investment company. Therefore, each Fund will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing asset-based service and/or distribution fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,34 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated:

[33]	Applicants do not concede that Section 17(d) applies to the Multiple Class System or to the service and/or distribution fees discussed herein, but request this order to eliminate any uncertainty.
[34]	See Bearing of Distribution Expenses by Mutual Funds, Inv. Co. Act Rel. No. 11414 (October 28, 1980).

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.35

Applicants believe that any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its Shares through asset-based service and/or distribution fees should be resolved by the Fund’s undertakings to comply with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies. Accordingly, Applicants undertake to comply, and undertake that each Fund’s asset-based service and/or distribution fees (if any) will comply, with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds’ imposition of asset-based distribution and service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).

Rule 6c-10 under the 1940 Act permits open-end investment companies to impose CDSLs, subject to certain conditions. Each Fund may establish one or more classes of Shares that impose CDSLs, and Applicants would only do so in compliance with Rule 6c-10 as if that rule applied to closed-end investment companies. The CDSL imposed by any Fund would be in the form of an early withdrawal charge. Each Fund also would make all required disclosures in accordance with the requirements of Form N-1A concerning CDSLs. Applicants further state that, in the event it imposes CDSLs, each Fund will apply the CDSLs (and any waivers or scheduled variations of the CDSLs) uniformly to all shareholders of a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act.

VI.	APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1 and, where applicable, 11a-3 under the 1940 Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with FINRA Rule 2341, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.	CORPORATE ACTION

It is expected that the Initial Fund’s Declaration of Trust, as may be amended from time to time, will allow for the Initial Fund’s Board to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. The Initial Fund’s Sole Initial Trustee has adopted resolutions, attached as Exhibit B, authorizing the Initial Fund’s officers to file the Application with the Commission. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) are attached as Exhibit C and a marked copy of this Application showing changes from the immediately prior version of the Application filed on July 21, 2025 is attached as Exhibit D.

[35]	Id. Fed. Sec. L. Rep. (CCH) at 83,733.

VIII.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.36

As required by Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund are attached as Exhibit B to this Application in accordance with the requirements of Rule 0-2 (c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit A to this Application.

In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit C.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants’ address is stated on the first page of this Application, and all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

[Signature Page Follows]

[36]	See Lincoln Bain Capital Total Credit Fund, supra note 5; CAIS Sports, Media and Entertainment Fund, supra note 5; GoldenTree Opportunistic Credit Fund, supra note 5; Adams Street Private Equity Navigator Fund LLC, supra note 5; Virtus Global Credit Opportunities Fund, supra note 5; Connetic Venture Capital Access Fund, supra note 5; Blue Owl Alternative Credit Fund, supra note 5; RJ Private Credit Income Fund, supra note 5; Columbia Credit Income Opportunities Fund, supra note 5; ISQ Infrastructure Income Fund, supra note 5; iDirect Private Markets Fund, supra note 5; SEG Partners Long/Short Equity Fund, supra note 5; Coatue CTEK Fund, supra note 5; Capital Group KKR Multi-Sector+, supra note 5; Global X Venture Fund, supra note 5; Harbourvest Private Investments Fund, supra note 5; Privacore PCAAM Alternative Income Fund, supra note 5; TCW Private Asset Income Fund, supra note 5; Callodine Specialty Income Fund, supra note 5; Diamond Hill Securitized Credit Fund, supra note 5; and Redwood Real Estate Income Fund, supra note 5.

Authorization and Signatures

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Initial Fund. In accordance with Rule 0-2(c) under the 1940 Act, each person executing the application on behalf of the Adviser, being duly sworn, deposes and says that he or she has duly executed the attached application for and on behalf of the applicable entity listed; that he or she is authorized to execute the application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the application have been taken.

All requirements for the execution and filing of this application in the name and on behalf of each applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this application this 3rd day of September, 2025.

Dated: September 3, 2025

TCG Strategic Income Fund

By:	/s/ Leonard M. Tannenbaum
	Name:	Leonard M. Tannenbaum
	Title:	Sole Initial Trustee

Dated: September 3, 2025

TCG Strategic Income Advisor LLC

By:	/s/ Leonard M. Tannenbaum
	Name:	Leonard M. Tannenbaum
	Title:	Manager

List of Attachments and Exhibits

Exhibit A

1.	Verification of TCG Strategic Income Fund

2.	Verification of TCG Strategic Income Advisor LLC

Exhibit B – Resolutions

Exhibit C – Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical Under Rule 0-5(e)(3)

Exhibit D – Marked Copy of the Application Showing Changes from the Immediately Prior Version of the Application Filed on July 21, 2025 (File No. 812-15861)

Exhibit A

Verifications

The undersigned states that he has duly executed the attached Application for and on behalf of TCG Strategic Income Fund in his capacity as Sole Initial Trustee of such entity, and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TCG Strategic Income Fund

By:	/s/ Leonard M. Tannenbaum
	Name:	Leonard M. Tannenbaum
	Title:	Sole Initial Trustee

The undersigned states that he has duly executed the attached Application for and on behalf of TCG Strategic Income Advisor LLC in his capacity as manager of such entity, and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TCG Strategic Income Advisor LLC

By:	/s/ Leonard M. Tannenbaum
	Name:	Leonard M. Tannenbaum
	Title:	Manager

A-1

Exhibit B

Resolutions of the Sole Initial Trustee of TCG Strategic Income Fund (the “Fund”)

RESOLVED, that the application for Multi-Class exemptive relief for the Fund, as attached hereto, be, and it hereby is, approved in all respects and the filing of such application with the SEC be, and it hereby is approved in all respects.

RESOLVED, that the appropriate officers and agents of the Fund be, and hereby are, authorized, empowered and directed on behalf of the Fund, to cause to be prepared, executed and filed with the SEC any and all amendments to the Fund’s application for Multi-Class exemptive relief, to be in such form as the officer executing the same shall approve, such approval to be conclusively evidenced by his or her execution thereof.

B-1

Exhibit C

Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

C-1

File No. ~~812-[___]~~812-15861

As filed with the Securities and Exchange Commission on ~~April~~September ~~4~~3, ~~2025~~2025

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

EXPEDITED REVIEW REQUESTED UNDER 17 CFR ~~270.0-5~~270.0-5(d).

~~APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE 1940 ACT, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER PERMITTING CERTAIN ARRANGEMENTS~~

~~LINCOLN BAIN CAPITAL TOTAL CREDIT~~

Amended and Restated Application Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) for an Order Granting Exemptions from the Provisions of Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, Pursuant to Sections 6(c) and 23(c) of the 1940 Act for an Order Granting Certain Exemptions from Rule 23c-3 Thereunder and Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder for an Order Permitting Certain Arrangements

TCG STRATEGIC INCOME FUND

~~LINCOLN ROYALTIES~~TCG STRATEGIC INCOME ~~FUND, LP~~ADVISOR LLC

~~LINCOLN FINANCIAL INVESTMENTS CORPORATION~~

~~1301 South Harrison Street~~

~~Fort Wayne, Indiana 46802~~

525 Okeechobee Blvd., Suite 1650

West Palm Beach, Florida 33401

Written and oral communications regarding this Application should be addressed to:

~~Ronald A. Holinsky, Esq.~~

~~Lincoln Financial Investments Corporation~~

~~150 N. Radnor-Chester Road~~

~~Radnor, PA 19087~~

~~(484) 583-2607~~

~~With copies~~

Gabriel Katz

TCG Strategic Income Fund

525 Okeechobee Blvd., Suite 1650

West Palm Beach, Florida 33401

Copies to:

~~Richard Horowitz~~

Kelly Pendergast Carr, Esq.

~~Kaitlin McGrath~~

Chapman and Cutler LLP

320 South Canal Street

Chicago, IL 60606

Walter Draney, Esq.

~~Dechert~~Chapman and Cutler LLP

~~1095 Avenue of the Americas~~

~~New York, New York 10036~~

~~(212) 641-5600~~

320 South Canal Street

Chicago, IL 60606

This ~~Application~~application (including ~~Exhibits) contains 83~~exhibits) consists of [  ] pages.

TABLE OF CONTENTS

~~I.~~	~~THE PROPOSAL~~		~~1~~

~~II.~~	~~STATEMENT OF FACTS~~		~~4~~
	~~A.~~	~~The Applicants~~	~~4~~
	~~B.~~	~~Current Structure and Characteristics~~	~~5~~
	~~C.~~	~~Proposed Class Structure and Characteristics~~	~~6~~

~~III.~~	~~EXEMPTIONS REQUESTED~~		~~9~~
	~~A.~~	~~The Multiple Class System~~	~~9~~
	~~B.~~	~~Early Withdrawal Charge~~	~~9~~
	~~C.~~	~~Asset-Based Service and/or Distribution Fees~~	~~9~~

~~IV.~~	~~COMMISSION AUTHORITY~~		~~9~~

~~V.~~	~~DISCUSSION~~		~~10~~
	~~A.~~	~~Background~~	~~10~~
	~~B.~~	~~Multiple Classes of Shares – Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act~~	~~12~~
	~~C.~~	~~Early Withdrawal Charge~~	~~16~~
	~~D.~~	~~Waiver of Early Withdrawal Charges~~	~~18~~
	~~E.~~	~~Asset-Based Service and/or Distribution Fees~~	~~19~~

~~VI.~~	~~APPLICANTS’ CONDITION~~		~~21~~

~~VII.~~	~~CORPORATE ACTION~~		~~22~~

~~VIII.~~	~~CONCLUSION~~		~~22~~

~~Authorization and Signatures~~			~~23~~
~~Exhibit A~~			~~25~~
~~Exhibit B~~			~~28~~
~~Exhibit C~~			~~29~~

- i -

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

IN THE MATTER OF:

~~LINCOLN BAIN CAPITAL TOTAL CREDIT FUND~~

~~LINCOLN ROYALTIES INCOME FUND, LP AND LINCOLN FINANCIAL INVESTMENTS CORPORATION~~

TCG Strategic Income Fund

TCG Strategic Income Advisor LLC

525 Okeechobee Blvd., Suite 1650

West Palm Beach, Florida 33401

Investment Company Act of 1940 File No.

812-15861

~~812-[___]~~

EXPEDITED REVIEW REQUESTED UNDER 17 CFR ~~270.0-5~~270.0-5(D).

~~APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE 1940 ACT, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1THEREUNDER PERMITTING CERTAIN ARRANGEMENTS~~Amended and Restated Application Pursuant to Section 6(c) of the Investment Company Act of 1940, as Amended (the “1940 Act”) for an order of exemption from provisions of Sections 18(a)(2), 18(c) and 18(i) thereunder, pursuant to Sections 6(c) and 23(c) of the 1940 Act for an order granting certain exemptions from Rule 23c-3 thereunder and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder for an order permitting certain arrangements

~~I.~~	~~THE PROPOSAL~~

~~Lincoln Bain Capital Total Credit~~

I.	THE PROPOSAL

TCG Strategic Income Fund (the “~~Lincoln Bain~~Initial Fund”) and ~~Lincoln Royalties~~TCG Strategic Income ~~Fund, LP (“Lincoln Royalties Fund~~Advisor LLC (“TCG” or an “Adviser” and together with ~~Lincoln Bain Fund,~~ the ~~“~~Initial ~~Funds”) and Lincoln Financial Investments Corporation (the “Adviser”) (together~~Fund, the “Applicants”) seek an order of the Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, granting an exemption from Rule 23c~~-~~-3 under the 1940 Act, and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d~~-~~-1 thereunder, to permit the Initial ~~Funds~~Fund to offer investors multiple classes of common shares of beneficial interest (“Shares”)1 with varying sales loads and asset~~-~~-based service and/or distribution fees and to impose early withdrawal charges, as described more fully in this amended and restated application (the “Application”). The Applicants request that the order also apply to any other registered closed~~-~~-end management investment company that conducts a continuous offering of its shares, existing now or in the future, for which the Adviser, its successors,2 or any entity controlling, controlled by, or under common control with the Adviser, or its successors, acts as investment adviser, and which provides periodic liquidity with respect to its Shares through tender offers conducted in compliance with either Rule 23c~~-~~-3 under the 1940 Act or with Rule 13e~~-~~-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”) (each a “Future Fund” and, together with the Initial ~~Funds~~Fund, each, a “Fund” and collectively, the “Funds”).3 The Initial ~~Funds~~Fund and any Future Fund relying on this relief will do so in a manner consistent with the terms and conditions of this Application. Applicants represent that any person presently intending to rely on the order requested in this Application is listed as an Applicant.

[1]	As used in this Application, “Shares” includes any other equivalent designation of a proportionate ownership interest of ~~an~~the Initial Fund (or any other registered closed~~-~~-end management investment company relying on the requested order).
[2]	A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
[3]	The terms “control,” and “investment adviser” are used as defined in Sections 2(a)(9) and 2(a)(20) of the 1940 Act, respectively.

~~Lincoln Bain~~The Initial Fund is a newly organized Delaware statutory trust registered under the 1940 Act as a closed~~-~~-end management investment company that will operate as an interval fund. ~~Lincoln Royalties Fund is a Delaware limited partnership that intends to file a Certificate of Conversion to change its corporate structure to a Delaware statutory trust and name to Lincoln Partners Group Royalty Fund and will operate as a tender offer fund.~~ The Initial ~~Funds are or~~Fund will be classified as a non~~-~~-diversified investment ~~companies~~company as defined under section 5(b)(2) of the 1940 Act.

~~Lincoln Bain Fund’s investment objective is to seek superior risk-adjusted returns across various market cycles with a focus on current income. Lincoln Bain Fund seeks to achieve its investment objective by primarily investing in a globally diversified portfolio of liquid and illiquid credit strategies. Lincoln Royalties Fund’s investment objective is to seek high risk-adjusted returns across various market cycles by investing in a globally diversified portfolio of directs investments in royalties, royalties primary funds, and other income-oriented investments such as broadly syndicated loans and listed royalties. Lincoln Royalties Fund attempts to achieve its investment objective by investing, as a principal strategy, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in royalty investments, throughout the world, including the United States, or “U.S.”~~

The Initial Fund’s investment objectives are to provide attractive risk-adjusted returns and current income. The Initial Fund seeks to achieve its investment objectives, under normal market conditions, by opportunistically allocating its assets across credit strategies, with a primary focus on: (1) private credit (which includes directly originated asset-based lending, directly originated first-lien, second-lien and unitranche senior loans to lower-to-mid middle-market companies, as well as corporate mezzanine debt and preferred equity) and (2) liquid credit (including publicly traded high yield bonds, first- and second-lien secured bank loans, hybrid instruments, and structured credit (e.g., collateralized loan obligation (“CLO”) mezzanine debt)).

The Shares will be offered on a continuous basis at net asset value (“NAV”) per share plus the applicable sales load, as described in ~~each~~the Initial Fund’s prospectus. ~~Lincoln Bain~~The Initial Fund’s initial Registration Statement filed on Form N~~-~~-2, which has not yet been declared effective by the Commission, seeks to register three classes of Shares~~, “Class A Shares,” “Class D Shares,” and “Class I Shares,” each with its own fee and expense structure. Lincoln Royalties Fund’s initial Registration Statement filed on Form N-2, which has not yet been declared effective by the Commission, seeks to register three classes of Shares, “~~: Class I, Class A ~~Shares,” “Class D Shares,”~~-1 and ~~“~~Class ~~I~~ A-2Shares~~,”~~ each with its own fee and expense structure. If ~~an~~the Initial Fund’s initial Registration Statement is declared effective prior to receipt of the requested relief, ~~such Initial~~the Fund will only offer one class of Shares, Class I Shares (the “Initial Class Shares”), until receipt of the requested relief.

The Shares will not be offered or traded in a secondary market and will not be listed on any securities exchange or quoted on any quotation medium. Shareholders of the Initial ~~Funds~~Fund are not able to have their Shares redeemed or otherwise sell their Shares on a daily basis because the Initial ~~Funds are~~Fund is or will be an unlisted closed~~-~~-end ~~funds~~fund. In order to provide some liquidity to shareholders, ~~Lincoln Bain~~the Initial Fund is structured as an “interval fund” and intends to make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c~~-~~-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements. ~~Lincoln Royalties Fund will convert to a Delaware statutory trust that will be structured as a “tender offer fund” that intends to provide periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the 1934 Act.~~

The Initial ~~Funds seek~~Fund seeks an order permitting ~~them~~it to offer multiple classes of Shares, as described below. As with open~~-~~-end management investment companies that issue multiple classes of shares pursuant to Rule 18f~~-~~-3 under the 1940 Act, the different classes of Shares of a Fund would represent investments in the same portfolio of securities but would be subject to different expenses (such as asset~~-~~-based service and/or distribution fees and/or an early withdrawal charge). Thus, the net income attributable to, and any dividends payable on, each class of Shares will differ from the other classes from time to time. As a result, the NAV per Share of the classes may differ over time.

Under the proposal, the Initial Class Shares of the Initial ~~Funds~~Fund would be offered at NAV and would not be subject to a front~~-~~-end sales load or an annual asset~~-~~-based service and/or distribution fee. Class A ~~Shares,~~-1 and Class ~~D~~A-2 Shares and any new Share class (collectively, the “New Class Shares”) would be offered at NAV and may (but would not necessarily) be subject to a front~~-~~-end sales load, an annual asset~~-~~-based service and/or distribution fee and/or an early withdrawal charge. ~~The~~ Initial ~~Funds intend to~~Fund may impose a 2% repurchase fee with respect to any repurchase of Shares from a shareholder at any time prior to the day immediately preceding the one~~-~~-year anniversary of the shareholder’s purchase of the Shares. The Initial Fund currently intends to impose a 1% repurchase fee with respect to Class A-2 Shares that are accepted for repurchase by the Fund and have been held by the investor for less than one year. Each class of Shares would comply with the provisions of Rule 12b~~-~~-1 under the 1940 Act, or any successor thereto or replacement rules, as if that rule applied to closed~~-~~-end management investment companies, and with the provisions of Rule 2341 of the Rules of the Financial Industry Regulatory Authority (“FINRA”), as such rule may be amended, or any successor rule thereto (“FINRA Rule 2341”)4 as if it applied to the Fund issuing such Shares. The structure of the proposed classes of Shares is described in detail below under “Statement of Facts – Proposed Class Structure and Characteristics.”

If this Application for an order is granted, the New Class Shares may or may not be offered. Additional classes of Shares may be added in the future. A number of precedents exist for the implementation of a multiple~~-~~-class system and the imposition of asset~~-~~-based service and/or distribution fees for closed~~-~~-end funds substantially similar to the relief sought by Applicants.5

[4]	As adopted, FINRA Rule 2341 superseded Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. See Self~~-~~-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).
[5]	See, e.g., Lincoln Bain Capital Total Credit Fund, et al, Inv. Co. Rel. Nos. 35587 (May 14, 2025) (notice) and 35630 (June 10, 2025) (order); CAIS Sports, Media and Entertainment Fund and CAIS Advisors LLC, Inv. Co. Rel. Nos. 35580 (May 12, 2025) (notice) and 35627 (June 9, 2025) (order); GoldenTree Opportunistic Credit Fund and GoldenTree Asset Management Credit Advisor LLC, Inv. Co. Rel. Nos. 35579 (May 8, 2025) (notice) and 35622 (June 3, 2025) (order); Adams Street Private Equity Navigator Fund LLC and Adams Street Advisors, LLC, Inv. Co. Rel. Nos. 35577 (May 7, 2025) (notice) and 35618 (June 2, 2025) (order); Virtus Global Credit Opportunities Fund and Virtus Investment Advisers, LLC, Inv. Co. Rel. Nos. 35565 (May 2, 2025) (notice) and 35613 (May 28, 2025) (order); Connetic Venture Capital Access Fund and Connetic RIA, LLC, Inv. Co. Rel. Nos. 35543 (April 21, 2025) (notice) and 35591 (May 19, 2025) (order); Blue Owl Alternative Credit Fund, and Blue Owl Alternative Credit Advisors II LLC, Inv. Co. Rel. Nos. 35514 (March 28, 2025) (notice) and 35557 (April 23, 2025) (order); RJ Private Credit Income Fund, Raymond James Investment Management, and Carillon Fund Distributors, Inc., Inv. Co. Rel. Nos. 35515 (March 28, 2025) (notice) and 35556 (April 23, 2025) (order); Columbia Credit Income Opportunities Fund and Columbia Management Investment Advisers, LLC, Inv. Co. Rel. Nos. 35498 (March 14, 2025) (notice) and 35526 (April 9, 2025) (order); ISQ Infrastructure Income Fund and I Squared Capital Registered Advisor LLC, Inv. Co. Rel. Nos. 35489 (March 4, 2025) (notice) and 35519 (April 1, 2025) (order); iDirect Private Markets Fund, iCapital Registered Fund Adviser LLC, and iCapital Markets LLC,

~~II.~~	~~STATEMENT OF FACTS~~

~~A.~~

II.	STATEMENT OF FACTS

A.	The Applicants

The ~~Applicants~~

~~The Lincoln Bain~~Initial Fund is a newly organized Delaware statutory trust registered under the 1940 Act as a non-diversified, closed~~-~~-end management investment company. ~~The Lincoln Royalties Fund is a Delaware limited partnership. The Initial Funds are or will be classified as non-diversified investment companies under the 1940 Act. Lincoln Bain~~The Initial Fund is structured as an “interval fund” and ~~Lincoln Royalties Fund will be structured as a “tender offer fund” and each Fund~~ will continuously offer its ~~Shares~~shares.

The ~~Lincoln Bain Fund was organized under the laws of State of Delaware on December 12, 2024 as Lincoln Income Solutions Fund and filed a Certificate of Amendment to change its name to Lincoln Bain Capital Total Credit Fund on January 15, 2025. The Lincoln Royalties Fund was originally formed on September 13, 2024 as Lincoln Royalties Income Fund, LP, a~~Adviser is a newly formed Delaware limited ~~partnership, and intends to file a Certificate of Conversion to change its corporate structure to a Delaware statutory trust and name to Lincoln Partners Group Royalty Fund.~~

Inv. Co. Rel. Nos. 35474 (February 21, 2025) (notice) and 35497 (March 14, 2025) (order); SEG Partners Long/Short Equity Fund, et al., Inv. Co. Rel. Nos. 35466 (February 6, 2025) (notice) and 35491 (March 4, 2025) (order); Coatue CTEK Fund and Coatue Management, L.L.C., Inv. Co. Rel. Nos. 35417 (December 13, 2024) (notice) and 35443 (January 8, 2025) (order); Capital Group KKR Multi~~-~~-Sector+, et al., Inv. Co. Rel. Nos. 35410 (December 9, 2024) (notice) and 35441 (January 6, 2025) (order); Global X Venture Fund, et al., Inv. Co. Rel. Nos. 35408 (December 9, 2024) (notice) and 35440 (January 6, 2025) (order); Harbourvest Private Investments Fund, et al., Inv. Co. Rel. Nos. 35409 (December 9, 2024) (notice) and 35439 (January 6, 2025) (order); Privacore PCAAM Alternative Income Fund, et al., Inv. Co. Rel. Nos. 35403 (November 27, 2024) (notice) and 35431 (December 26, 2024) (order); TCW Private Asset Income Fund, et al., Inv. Co. Rel. Nos. 35401 (November 26, 2024) (notice) and 35429 (December 23, 2024) (order); Callodine Specialty Income Fund, et al., Inv. Co. Rel. Nos. 35399 (November 26, 2024) (notice) and 35428 (December 23, 2024) (order); Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., Inv. Co. Rel. Nos. 35385 (November 15, 2024) (notice) and 35414 (December 10, 2024) (order); Redwood Real Estate Income Fund, et al., Inv. Co. Rel. Nos. 35382 (November 12, 2024) (notice) and 35413 (December 10, 2024) (order); John Hancock Multi Asset Credit Fund, et al., Inv. Co. Rel. Nos. 35190 (May 9, 2024) (notice) and 35404 (November 27, 2024) (order); Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, Inv. Co. Rel. Nos. 35351A (October 29, 2024) (notice) and 35398 (November 26, 2024) (order); Gemcorp Commodities Alternative Products Fund and Gemcorp Capital Advisors LLC, ~~et al.,~~ Inv. Co. Rel. Nos. 35328A (October 23, 2024) (notice) and 35384 (November 14, 2024) (order); Sound Point Alternative Income Fund, ~~Felicitas Private Markets Fund and Skypoint Capital Advisors, LLC~~et al., Inv. Co. Rel. Nos. 35350 (~~Octobre~~October 4, 2024) (notice) and 35371 (October 30, 2024) (order); T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., Inv. Co. Rel. Nos. 35327 (September 19, 2024) (notice) and ~~35360~~35350 (October 16, 2024) (order); Russell Investments New Economy Infrastructure Fund, et al., Inv. Co. Rel. Nos. 35321 (September 13, 2024) (notice) and 35356 (October 9, 2024) (order); Wellington Global Multi~~-~~-Strategy Fund, et al., Inv. Co. Rel. Nos. 35317 (September 10, 2024) (notice) and 35353 (October 8, 2024) (order); MA Specialty Credit Income Fund, et al., Inv. Co. Rel. Nos. 35316 (September 10, 2024) (notice) and 35352 (October 8, 2024) (order); Gladstone Alternative Income Fund, et al., Inv. Co. Rel. Nos. 35307 (August 26, 2024) (notice) and 35330 (September 23, 2024) (order); CION Grosvenor Infrastructure Fund and CION Grosvenor Management, LLC, Inv. Co. Rel. Nos. 35279 (July 17, 2024) (notice) and 35293 (August 13, 2024) (order).

~~The Adviser is a corporation organized under the laws of the state of Tennessee. The Adviser, established in 1984, serves as investment adviser to each Initial Fund. The Adviser is~~ liability company registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser ~~has entered into a sub-~~will serve as the Initial Fund’s investment adviser pursuant to an advisory agreement ~~with respect to Lincoln Bain Fund with BCSF Advisors, LP, a Delaware limited partnership that is registered as an investment adviser with the Commission under the Advisers Act, to serve as the sub-adviser to Lincoln Bain Fund~~(the “Investment Advisory Agreement”). The Investment Advisory Agreement will be approved by the Initial Fund’s Board, including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the Act) of the Initial Fund and by the Initial Fund’s original sole shareholder, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not seeking any exemptions from the provisions of the Act with respect to the Investment Advisory Agreement. Under the terms of the Investment Advisory Agreement, and subject to the authority of the Board, the Adviser will be responsible selecting the Initial Fund’s investments according to the Initial Fund’s investment objectives, policies, and restrictions. The Adviser will have sole discretion to make all investments. The Adviser’s address is 525 Okeechobee Blvd., Suite 1650 West Palm Beach, Florida 33401.

~~The Adviser has entered into a sub-advisory agreement with respect to Lincoln Royalties Fund with Partners Group (USA) Inc., a Delaware corporation that is registered as an investment adviser with the Commission under the Advisers Act, to serve as the sub-adviser to Lincoln Royalties Fund commencing on such date as the Fund converts to a Delaware statutory trust, which is anticipated to occur immediately prior to the effectiveness of the Fund’s Registration Statement filed on Form N-2.~~

~~B.~~	~~Current Structure and Characteristics~~

B.	Current Structure and Characteristics

As noted above, Shares will be offered on a continuous basis pursuant to a registration statement under the Securities Act at their NAV per share plus the applicable sales load.

~~Each~~

The Initial Fund, operating as an interval fund pursuant to Rule 23c~~-~~-3 under the 1940 Act, ~~may~~intends to offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with the Fund’s periodic repurchase offers, exchange their Shares of the Fund for shares of the same class of shares of (i) registered open~~-~~-end investment companies or (ii) other registered closed~~-~~-end investment companies that comply with Rule 23c~~-~~-3 under the 1940 Act and continuously offer their shares at NAV, that may be offered in the future and are in the Fund’s group of investment companies (collectively, the “Other Funds”). Shares of a Fund operating pursuant to Rule 23c~~-~~-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c~~-~~-3 under the 1940 Act. Any exchange option features will comply with Rule 11a~~-~~-3 under the 1940 Act, as if the Fund were an open~~-~~-end investment company subject to Rule 11a~~-~~-3. In complying with Rule 11a~~-~~-3 under the 1940 Act, each Fund will treat an early withdrawal charge as if it were a contingent deferred sales load (“CDSL”).6

The Initial ~~Funds~~Fund, as a closed~~-~~-end investment ~~companies~~company, will not continuously redeem Shares as does an open~~-~~-end management investment company. Shares of the Initial ~~Funds~~Fund will not be listed on any securities exchange and will not trade on an over~~-~~-the~~-~~-counter system. Furthermore, it is not expected that any secondary market will ever develop for the Shares. In order to provide some liquidity to shareholders, ~~Lincoln Bain~~ the Initial Fund is structured as an “interval fund” and will conduct quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c~~-~~-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements. ~~Lincoln Royalties Fund will provide periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the 1934 Act.~~ Any ~~other~~Other Fund that intends to rely on this relief will provide periodic liquidity to shareholders in accordance with either Rule 23c~~-~~-3 under the 1940 Act or Rule 13e~~-~~-4 under the 1934 Act.

[6]	A CDSL, assessed by an open~~-~~-end fund pursuant to Rule 6c~~-~~-10 of the 1940 Act, is a distribution~~-~~-related charge payable to the distributor. Pursuant to the requested order, the early withdrawal charge will likewise be a distribution~~-~~-related charge payable to the distributor as distinguished from a repurchase fee which is payable to a Fund.

~~C.~~	~~Proposed Class Structure and Characteristics~~

C.	Proposed Class Structure and Characteristics

The Initial ~~Funds propose~~Fund proposes to engage in a continuous offering of Shares in the manner described below. The Initial ~~Funds propose~~Fund proposes to offer multiple classes of Shares, such as the Initial Class Shares and New Class Shares, described below, or any other classes. Additional classes, which may have different sales charge structures, may permit an investor to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the Shares. In the future, ~~each~~the Initial Fund’s Board of Trustees (the “Board”) could adopt this or another sales charge structure.

Initial Class Shares will be offered without a sales load or an annual asset~~-~~-based service and/or distribution fee, as set forth in ~~each~~the Initial Fund’s prospectus, as amended or supplemented from time to time. The Initial ~~Funds intend to~~Fund may impose a 2% repurchase fee with respect to any repurchase of Shares from a shareholder at any time prior to the day immediately preceding the one~~-~~-year anniversary of the shareholder’s purchase of the Shares.

If a Fund charges a repurchase fee, Shares of the Fund will be subject to a repurchase fee at a rate of no greater than 2% of the shareholder’s repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. Unlike a distribution~~-~~-related charge, the repurchase fee is payable to the Fund to compensate long~~-~~-term shareholders for the expenses related to shorter~~-~~-term investors, in light of the Fund’s generally longer~~-~~-term investment horizons and investment operations. Repurchase fees, if charged, will equally apply to all classes of Shares of the Fund, consistent with Section 18 of the 1940 Act and Rule 18f~~-~~-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate a repurchase fee, it will do so consistently with the requirements of Rule 22d~~-~~-1 under the 1940 Act as if the repurchase fee were a CDSL and as if the Fund were a registered open~~-~~-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, the repurchase fee will apply uniformly to all shareholders of the Fund regardless of class.

New Class Shares would be offered at NAV and may be subject to a front~~-~~-end sales load, an annual asset~~-~~-based service and/or distribution fee, an early withdrawal charge and/or a repurchase fee; these charges would differ in some respect from those applicable to the Initial Class Shares.

Actual fees approved and adopted may vary, but a class of Shares could not have annual asset~~-~~-based service and/or distribution fees in excess of the limits established by FINRA Rule 2341.

To the extent the New Class Shares are subject to an ongoing asset~~-~~-based service and/or distribution fee (a “Distribution and Servicing Fees”), ~~each~~the Initial Fund’s Board will adopt a distribution and service plan for the New Class Shares in voluntary compliance with Rules 12b~~-~~-1 and 17d~~-~~-3 under the 1940 Act, as if those rules applied to closed~~-~~-end management investment companies (a “Distribution and Shareholder Services Plan”). The Distribution and Shareholder Services Plan will be approved by a majority of the Trustees, including a majority of the Trustees who are not “interested persons” of the Initial ~~Funds~~Fund (within the meaning of Section 2(a)(19) of the 1940 Act), and who have no direct or indirect financial interest in the operation of the Distribution and Shareholder Services Plan or in any agreements related to the Distribution and Shareholder Services Plan, as provided for in Rule 12b~~-~~-1. Applicants represent that any asset~~-~~-based Distribution and Servicing Fees will comply with the provisions of FINRA Rule 2341. Applicants represent that each Fund will comply with Rule 12b~~-~~-1 under the 1940 Act as if it were an open~~-~~-end management investment company.

All Distribution and Servicing Fees with respect to any class of Shares would be paid pursuant to a Distribution and Shareholder Services Plan adopted by the relevant Fund with respect to the class. Under any future Distribution and Shareholder Services Plan, the Fund, either directly or through the Initial ~~Funds~~Fund’s distributor (the “Distributor”), would compensate brokers, dealers, or other financial intermediaries for activities primarily intended to result in the sale of Shares and for personal services provided to shareholders and/or the maintenance of shareholder accounts. Applicants represent that these asset~~-~~-based distribution and service fees will comply with the provisions of FINRA Rule 2341. A Fund may offer additional classes of Shares in the future which charge different distribution and/or service fees and/or sales loads. In all cases, such sales loads and asset~~-~~-based distribution and service fees charged will comply with the provisions of FINRA Rule 2341. ~~Lincoln Bain~~The Initial Fund intends to offer an exchange feature as described above under Section II. B. (“Current Structure and Characteristics”) that will comply with Rule 11a~~-~~-1, Rule 11a~~-~~-3, and Rule 18f~~-~~-3 as if the Fund were an open~~-~~-end investment company.

All expenses incurred by a Fund will be allocated among its various classes of Shares based on the respective net assets of the Fund attributable to each such class, except that the NAV and expenses of each class will reflect the expenses associated with the Distribution and Shareholder Services Plan of that class (if any), shareholder services fees attributable to a particular class (if any), and any other incremental expenses of that class.

In addition to distribution and/or service fees, each class of Shares of a Fund may, by action of the Fund’s Board or its delegate, also pay a different amount of the following expenses:

(1) administrative and/or accounting or similar fees (each as described in the Fund’s prospectus, as amended or supplemented from time to time);

(2) legal, printing and postage expenses related to preparing and distributing to current shareholders of a specific class materials such as shareholder reports, prospectuses, and proxies;

(3) Blue Sky fees incurred by a specific class;

(4) Commission registration fees incurred by a specific class;

(5) expenses of administrative personnel and services required to support the shareholders of a specific class;

(6) Trustees’ fees incurred as a result of issues relating to a specific class;

(7) Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific class;

(8) incremental transfer agent fees and shareholder servicing expenses identified as being attributable to a specific class;

(9) account expenses relating solely to a specific class;

(10) expenses incurred in connection with any shareholder meetings as a result of issues relating to a specific class; and

(11) any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Fund’s assets) actually incurred in a different amount by a class or related to a class’s receipt of services of a different kind or to a different degree than another class.

Any income, gain, loss and expenses of a Fund not allocated to specific classes as described above will be charged to the Fund and allocated to each class of the Fund in a manner consistent with Rule 18f~~-~~-3(c)(1) under the 1940 Act.

From time to time, the Board of a Fund may create and offer additional classes of Shares, or may vary the characteristics described above, including without limitation, in the following respects: (1) the amount of fees permitted by a Distribution and Shareholder Services Plan as to such class; (2) voting rights with respect to a Distribution and Shareholder Services Plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in this Application; (5) differences in any dividends and NAVs per Share resulting from differences in fees under a Distribution and Shareholder Services Plan or in class expenses; (6) any early withdrawal charge or other sales load structure; and (7) any exchange or conversion features, as permitted under the 1940 Act. Each Fund will comply with the provisions of Rule 18f~~-~~-3 under the 1940 Act, as if it were an open~~-~~-end management investment company. A Fund’s repurchases will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in NAVs per Share resulting from differences in fees under a Distribution and Shareholder Services Plan and/or service plan or in class expenses.

Because of the different distribution fees, shareholder services fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class of Shares may differ from each other from time to time. As a result, the NAV per Share of the classes may differ over time. Expenses of a Fund allocated to a particular class of the Fund’s Shares will be borne on a pro rata basis by each outstanding Share of that class.

~~III.~~	~~EXEMPTIONS REQUESTED~~

~~A.~~	~~The Multiple Class System~~

III.	EXEMPTIONS REQUESTED

A.	The Multiple Class System

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of Shares may be deemed: (1) to result in the issuance of a class of “senior security”7 within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(a)(2) of the 1940 Act; (2) if more than one class of senior security were issued, to violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

~~B.~~	~~Early Withdrawal Charge~~

B.	Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c~~-~~-3(b)(1) under the 1940 Act to the extent that rule is construed to prohibit the imposition of early withdrawal charges by a Fund.

~~C.~~	~~Asset-Based Service and/or Distribution Fees~~

[7]	Section 18(g) defines senior security to include any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset~~-~~-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different NAV, receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends. Exemption for Open End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master Feeder Funds; Class Voting on Distribution Plans, Inv. Co. Rel. No. 20915 (Feb. 23, 1995) at n.~~15~~17 and accompanying text.

C.	Asset-Based Service and/or Distribution Fees

Applicants request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d~~-~~-1 thereunder to the extent necessary for a Fund to pay asset~~-~~-based service and/or distribution fees.

~~IV.~~	~~COMMISSION AUTHORITY~~

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed~~-~~-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) of the 1940 Act provides that the Commission may issue an order that would permit a closed~~-~~-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the 1940 Act and Rule 17d~~-~~-1 thereunder prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or other joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) of the 1940 Act and Rule 17d~~-~~-1 thereunder, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

~~V.~~	~~DISCUSSION~~

~~A.~~	~~Background~~

V.	DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management (the “Division”) recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.8 For example, the characterization of a management company as “open~~-~~-end” or “closed~~-~~-end” has historically been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

[8]	Securities and Exchange Commission Staff Report, Protecting Investors (May 1992), at 421.

Furthermore, except as noted below, there has been no middle ground between the two extremes of the open~~-~~-end and the closed~~-~~-end forms. Open~~-~~-end funds have offered complete liquidity to their shareholders and thus required a virtually complete liquidity of the underlying investment portfolio, while closed~~-~~-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this dual system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Division determined that, given the changes in the securities market since 1940 – in particular the emergence of semi~~-~~-liquid investment opportunities – it was appropriate to re~~-~~-examine the classification system and its regulatory requirements.9

One exception to the liquid/illiquid dichotomy has been the so~~-~~-called “prime rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c~~-~~-3 (“Closed~~-~~-end Tender Offer Funds”).

Protecting Investors recognized that the rigidity of the 1940 Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi~~-~~-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.10 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open~~-~~-end and closed~~-~~-end forms, consistent with the goals of investor protection.11 The Division thus recommended giving the industry the ability to employ new redemption and repurchase procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this ~~endeavor~~endeavour.12 The Commission proposed Rule 23c~~-~~-3, which began from the closed~~-~~-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c~~-~~-3 was adopted in April 1993.13

The prime rate funds were cited in both Protecting Investors and the Rule 23c~~-~~-3 Proposing Release as the prototype for the closed~~-~~-end interval fund concept.14 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the initial closed~~-~~-end interval funds make further innovation appropriate. Moreover, a number of precedents exist for the implementation of a multiple~~-~~-class system, the imposition of early withdrawal charges and the imposition of asset~~-~~-based service and/or distribution fees substantially similar to that for which Applicants seek relief.15

~~B. Multiple Classes of Shares – Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act~~

B.	Multiple Classes of Shares – Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act

[9]	Id. at 424.
[10]	Id. at ~~439-40~~439-40.
[11]	Id. at 424~~.~~
[12]	Inv. Co. Act Rel. No. 18869 (July 28, 1992) (the “Rule 23c~~-~~-3 Proposing Release”).
[13]	Inv. Co. Act Rel. No. 19399 (April 7, 1993) (the “Rule 23c~~-~~-3 Adopting Release”). The Commission also had proposed Rule 22e~~-~~-3 under the 1940 Act, which began from the open~~-~~-end, complete liquidity perspective under Section 22 and permitted periodic or delayed, rather than constant, liquidity. The Commission neither adopted nor withdrew proposed Rule 22e~~-~~-3. To the Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e~~-~~-3.
[14]	Protecting Investors, supra, at ~~439-40~~439-40; 23c~~-~~-3 Proposing Release at 27.
[15]	See supra note 5.

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of Shares may be deemed: (1) to result in the issuance of a class of “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(a)(2) of the 1940 Act; (2) if more than one class of senior security were issued, to violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

A registered closed~~-~~-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed~~-~~-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed~~-~~-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a).16 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

A registered closed~~-~~-end investment company may have only one class of stock that is a senior security. In particular, Section 18(c) of the 1940 Act provides that:

[I]t shall be unlawful for any registered closed~~-~~-end investment company ~~. . .~~. .. . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of ~~. .. .~~. . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed~~-~~-end company or in respect of the payment of interest or dividends ~~. . .~~. .. .

Section 18(i) of the 1940 Act provides that:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company ~~. . .~~. .. . shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply ~~. . .~~. .. . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

The multiple class system proposed herein (the “Multiple Class System”) may result in Shares of a class having “priority over [another] class as to ~~. . .~~. .. . payment of dividends” and having unequal voting rights, because under the Multiple Class System (1) shareholders of different classes may pay different distribution fees, different shareholder services fees, and any other expenses (as described above in Section II.C.) that should be properly allocated to a particular class, and (2) each class would be entitled to exclusive voting rights with respect to matters solely related to that class. Applicants state that the creation of multiple classes of shares of a Fund may thus be prohibited by Section 18(c) and may violate Section 18(i) of the 1940 Act. Applicants further state that the creation of multiple classes of Shares of the Funds may violate Section 18(a)(2) because the Funds may not meet Section 18(a)(2)’s requirements with respect to a class of Shares that may be a senior security.

[16]	Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

Applicants believe that the implementation of the Multiple Class System will provide the Applicants with the flexibility to create new classes of Shares without having to create new funds. Applicants believe that current and future shareholders will benefit if new classes of Shares with different pricing structures are created providing investors with enhanced investment options. Under the Multiple Class System, an investor will be able to choose the method of purchasing Shares (from among those classes of Shares for which the investor meets the relevant eligibility requirements) that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase, the length of time the investor expects to hold the Shares, and other relevant factors. The proposed system would permit a Fund to facilitate the distribution of Shares and provide investors with a broader choice of shareholder options.

By contrast, if the Adviser and the Distributor were required to sponsor the organization of new, separate funds rather than new classes of Shares, the creation of the new, separate funds would involve increased costs and administrative burdens borne by shareholders, as compared to the creation of additional Share classes of a Fund.

Under the Multiple Class System, holders of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios. As a Fund grows in volume of assets, it is expected that investors will derive benefits from economies of scale that might not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open~~-~~-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f~~-~~-3 under the 1940 Act, which now permits open~~-~~-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.17

Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open~~-~~-end investment companies’ multiple class structures that are permitted by Rule 18f~~-~~-3 under the 1940 Act. The Multiple Class System does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed system will not increase the speculative character of a Fund’s Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for and the conditions contained in Rule 18f~~-~~-3 are as applicable to a closed~~-~~-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open~~-~~-end investment companies. Each Fund will comply with the provisions of Rule 18f~~-~~-3 as if it were an open~~-~~-end investment company including, among others, the rule’s provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and disclosure. In fact, each Fund will in many ways resemble an open~~-~~-end investment company in its manner of operation and in the distribution of Shares, except for differences related to repurchases.

[17]	See Inv. Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f~~-~~-3 under the 1940 Act creates an exemption for open~~-~~-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f~~-~~-3, the Commission also amended Rule 12b~~-~~-1 under the 1940 Act to clarify that each class of shares must have separate 12b~~-~~-1 plan provisions. Moreover, any action on the 12b~~-~~-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f~~-~~-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

In particular, ~~each~~the Initial Fund proposes to offer Shares continuously at NAV plus applicable sale charges. It is anticipated that differences among classes will, as detailed above, relate largely to differences in placement/distribution and service arrangements. Applicants note that open~~-~~-end and closed~~-~~-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed~~-~~-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly situated closed~~-~~-end funds.18 Provisions regulating the issuance by closed~~-~~-end funds of debt or preferred stock should have no bearing on an application by a closed~~-~~-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which ~~the~~a ~~Funds~~Fund would issue multiple classes of Shares on those contained in Rule 18f~~-~~-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset~~-~~-based distribution and service fees applicable to classes of each Fund in the manner required by Rule 18f~~-~~-3 is equitable and will not discriminate against any group of shareholders. Each Applicant is also aware of the need for full disclosure of the proposed Multiple Class System in each Fund’s prospectus and of the differences among the various classes and the different expenses of each class of Shares offered. Applicants represent that these distribution and/or service fees will comply with the provisions of FINRA Rule 2341. Applicants also represent that each Fund will disclose in its prospectus the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open~~-~~-end, multiple class funds under Form N~~-~~-1A. As if it were an open~~-~~-end management investment company, each Fund will disclose fund expenses borne by shareholders during the reporting period in shareholder reports19 and describe in its prospectus any arrangements that result in breakpoints in, or elimination of, sales loads.20 Each Fund will include any such disclosures in its shareholder reports and prospectus to the extent required as if the Fund were an open~~-~~-end fund. Each Fund and the Distributor will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open~~-~~-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Fund and the Distributor.21 Each Fund or the Distributor will contractually require that any other distributor of the Fund’s Shares comply with such requirements in connection with the distribution of Shares of the Fund.

Finally, in June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge and private equity funds.22 Applicants will comply with all such applicable disclosure requirements.

[18]	See supra note 5.
[19]	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release).
[20]	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).
[21]	Self~~-~~-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release); Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).
[22]	Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also rules 12d~~1-1~~1-1, et seq. of the 1940 Act.

The requested relief is substantially similar to prior exemptions granted by the Commission to, among others, Commission to Lincoln Bain Capital Total Credit Fund, CAIS Sports, Media and Entertainment Fund, GoldenTree Opportunistic Credit Fund, Adams Street Private Equity Navigator Fund LLC, Virtus Global Credit Opportunities Fund, Connetic Venture Capital Access Fund, Blue Owl Alternative Credit Fund, RJ Private Credit Income Fund, Columbia Credit Income Opportunities Fund, ISQ Infrastructure Income Fund, iDirect Private Markets Fund, SEG Partners Long/Short Equity Fund, Coatue CTEK Fund, Capital Group KKR Multi~~-~~-Sector+, Global X Venture Fund, Harbourvest Private Investments Fund, Privacore PCAAM Alternative Income Fund, TCW Private Asset Income Fund, Callodine Specialty Income Fund, Diamond Hill Securitized Credit Fund~~,~~ and Redwood Real Estate Income ~~Fund, John Hancock Multi Asset Credit Fund, Institutional Investment Strategy Fund, Gemcorp Capital Advisors LLC, Sound Point Alternative Income Fund, T. Rowe Price OHA Flexible Credit Income Fund, Russell Investments New Economy Infrastructure Fund, and Wellington Global Multi-Strategy~~ Fund.23 In those cases, the Commission permitted closed~~-~~-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tender offers for a portion of their shares, to implement multiple~~-~~-class structures. Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple~~-~~-class system by the Funds.

~~C. Early Withdrawal Charge~~

C.	Early Withdrawal Charge

Rule 23c~~-~~-3 under the 1940 Act permits an interval fund to make repurchase offers of between five and twenty~~-~~-five percent of its outstanding shares at NAV at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c~~-~~-3(b)(1) requires an interval fund to repurchase shares at NAV and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c~~-~~-3(b)(1) to the extent necessary for each Fund to impose early withdrawal charges, which are distribution~~-~~-related fees payable to the Distributor, on Shares submitted for repurchase that have been held for less than a specified period. Each Fund may seek to impose early withdrawal charges that are the functional equivalent of the CDSLs that open~~-~~-end investment companies may charge under Rule 6c~~-~~-10 under the 1940 Act. Each Fund would assess early withdrawal charges in much the same way non~~-~~-interval funds currently assess early withdrawal charges. As more fully described below, these charges will be paid to the Distributor and are functionally similar to CDSLs imposed by open~~-~~-end funds. Relief to permit the imposition of early withdrawal charges would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open~~-~~-end funds which offer their securities continuously, as a Fund would for its Shares. Any early withdrawal charge imposed by a Fund will comply with Rule 6c~~-~~-10 under the 1940 Act as if the rule were applicable to closed~~-~~-end funds.

In the Rule 23c~~-~~-3 Adopting Release, the Commission stated that:

~~“the~~

[T]he requirement [of Rule 23c~~-~~-3(b)(1)] that repurchases take place at NAV and the limitation of repurchase fees to two percent implicitly preclude the imposition” of CDSLs.24 The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c~~-~~-10, which would permit the imposition of CDSLs by open~~-~~-end companies, and has the opportunity to monitor the effects of the NASD sales charge rule upon distribution charges of open~~-~~-end companies, which goes into effect in July of [1993].2525

The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. ~~. . .~~. . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.

[23]	See supra note 5.
[24]	Rule 23c~~-~~-3 Adopting Release. Rule 23c~~-~~-3(b)(1) provides in pertinent part:
[25]	Id.

Since adopting Rule 23c~~-~~-3, the Commission has adopted Rule 6c~~-~~-10. That rule adopts a flexible approach, and permits open~~-~~-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of NAV or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the FINRA Rule 2341, governing sales charges for open~~-~~-end funds and (iii) deferred sales loads are imposed in a non~~-~~-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d~~-~~-1 are permitted). Rule 6c~~-~~-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of early withdrawal charges in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose early withdrawal charges.

With respect to the policy considerations supporting imposition of early withdrawal charges, as the Commission recognized when it promulgated Rule 23c~~-~~-3, several non~~-~~-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.26 Traditional closed~~-~~-end funds, which do not regularly offer to repurchase shares, do not generally impose early withdrawal charges although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed~~-~~-end fund continuously offers its shares at NAV and provides its shareholders with periodic opportunities to tender their shares, however, the fund’s distributor (like the distributor of an open~~-~~-end fund) may need to recover distribution costs from shareholders who exit their investments early. Accordingly, early withdrawal charges may be necessary for the Distributor to recover distribution costs. In the case of the Initial ~~Funds~~Fund’s Initial Class Shares, the Distributor may pay out of its own resources compensation to selected dealers that sell Fund Shares at the time of sale, based on the dollar amount of the Shares sold by the dealer. Moreover, like open~~-~~-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Rule 23c~~-~~-3 Proposing Release nor the Rule 23c~~-~~-3 Adopting Release suggests that the purpose underlying Rule 23c~~-~~-3(b)(1)’s requirements that repurchases take place at NAV is to preclude interval funds from imposing early withdrawal charges. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.27 The best price rules under Rule 23c~~-~~-1(a)(9) of the 1940 Act and Rule 13e~~-~~-4(f)(8)(ii) of the 1934 Act address this same concern. The Commission staff does not construe those rules to forbid closed~~-~~-end funds making repurchase offers under Section 23(c)(2) from imposing early withdrawal charges.28 There is, in Applicants’ view, no rational basis to apply Rule 23c~~-~~-3(b)(1)’s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the early withdrawal charges (and any scheduled waivers of the early withdrawal charge) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose early withdrawal charges in accordance with the requirements of Form N~~-~~-1A concerning contingent deferred sales charges.

As required by Rule 6c~~-~~-10 for open~~-~~-end funds, each Fund relying on the Order will comply with shareholder service and distribution fee limits imposed by the FINRA Rule 2341 on the same basis as if it were an open~~-~~-end investment company. In this regard, a Fund will pay service and distribution fees pursuant to plans that are designed to meet the requirements of the FINRA Rule 2341 on the same basis as if it were an open~~-~~-end investment company subject to that rule.

[26]	Rule 23c~~-~~-3 Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at NAV.
[27]	See Rule 23c~~-~~-3 Proposing Release, Section II.A.7; Rule 23c~~-~~-3 Adopting Release, Section II.A.7.
[28]	See Rule 23c~~-~~-3 Adopting Release, Section II.A.7.c. (recognizing that several closed~~-~~-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

The Commission has previously granted the same type of exemptive relief requested herein.29 In each case, the Commission granted relief from Rule 23c~~-~~-3(b)(1) to an interval fund to charge early withdrawal charges to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

~~D.~~	~~Waiver of Early Withdrawal Charges~~

D.	Waiver of Early Withdrawal Charges

Each Fund may grant waivers of the early withdrawal charges on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the early withdrawal charge (and any waivers or scheduled variations of the early withdrawal charge) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d~~-~~-1 under the 1940 Act as if the Fund was an open~~-~~-end investment company. The Shares that benefit from such waivers are less likely to be the cause of rapid turnover in Shares of a Fund, particularly where there are also important policy reasons to waive the early withdrawal charge, such as when Shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in Shares of a Fund, and financial needs on the part of the shareholder or the shareholder’s family are often precipitated by such events. The early withdrawal charge may also be waived in connection with a number of additional circumstances, including the following repurchases of Shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up~~-~~-front payments to selling dealers) in connection with attracting shareholders in a particular category to a Fund, the waiver of the early withdrawal charge works to shareholders’ advantage while not harming the distributor economically.

In adopting amended Rule 22d~~-~~-1 in February 1985, the Commission recognized that the adoption of Rule 22c~~-~~-1 to “require forward pricing of fund shares largely dispelled concerns about share dilution.” Furthermore, “the sales load variations that have been instituted [through Rules 22d~~-~~-1 through 22d~~-~~-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares.”30 In light of these circumstances, the Commission believed that “it is appropriate to permit a broader range of scheduled variation” as permitted in amended Rule 22d~~-~~-1.31 Rule 22d~~-~~-1 permits open~~-~~-end funds to sell their shares at prices that reflect scheduled “variations in, or elimination of, the sales load to particular classes of investors or transactions” provided that the conditions of the rule are met. When Rule 22d~~-~~-1 was adopted, the status of CDSLs for open~~-~~-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c~~-~~-10 permitting CDSLs for open~~-~~-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d~~-~~-1 are satisfied.32 The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open~~-~~-end funds are applicable to interval funds and the same safeguards built into Rules 22d~~-~~-1 and 6c~~-~~-10 that protect the shareholders of open~~-~~-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c~~-~~-3 to preclude interval funds from providing for scheduled variations in, or elimination of, early withdrawal charges, subject to appropriate safeguards.

[29]	See supra note 5.
[30]	Inv. Co. Act Rel. No. 14390 (February 2, 1985).
[31]	Id.
[32]	Rule 22d~~-~~-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

~~E.~~	~~Asset-Based Service and/or Distribution Fees~~

E.	Asset-Based Service and/or Distribution Fees

Applicants also request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d~~-~~-1 thereunder, to the extent necessary to permit each Fund to impose asset~~-~~-based service and/or distribution fees (in a manner similar to Rule 12b~~-~~-1 fees for an open~~-~~-end investment company). Section 12(b) of the 1940 Act and Rule 12b~~-~~-1 thereunder do not apply to closed~~-~~-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed~~-~~-end fund to impose an asset~~-~~-based service and/or distribution fee.33

Section 17(d) of the 1940 Act prohibits an affiliated person of a registered investment company or an affiliated person of such a person, acting as principal, from participating in or effecting any transaction in which such registered company is a joint or a joint and several participant, in contravention of Commission regulations. Rule 17d~~-~~-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application permitting the transaction.

In reviewing applications pursuant to Section 17(d) and Rule 17d~~-~~-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d~~-~~-1, it is unlawful for an affiliated person of a registered investment company, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self~~-~~-dealing or overreaching by the affiliate to the detriment of the investment company.

Each Fund will comply with the protections for open~~-~~-end investment companies developed and approved by the Commission in Rule 12b~~-~~-1 in connection with its Distribution and Shareholder Services Plan(s), if any, with respect to each class as if the Fund were an open~~-~~-end investment company. Therefore, each Fund will participate in substantially the same way and under substantially the same conditions as would be the case with an open~~-~~-end investment company imposing asset~~-~~-based service and/or distribution fees under Rule 12b~~-~~-1. Applicants note that, at the same time the Commission adopted Rule 12b~~-~~-1,34 it also adopted Rule 17d~~-~~-3 to provide an exemption from Section 17(d) and Rule 17d~~-~~-1 to the extent necessary for arrangements between open~~-~~-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open~~-~~-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b~~-~~-1. In its adopting release, the Commission stated:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d~~-~~-3 of the 1940 Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with rule 12b~~-~~-1, the Commission sees no need for prior Commission review and approval of the arrangements.35

[33]	Applicants do not concede that Section 17(d) applies to the Multiple Class System or to the service and/or distribution fees discussed herein, but request this order to eliminate any uncertainty.
[34]	See Bearing of Distribution Expenses by Mutual Funds, Inv. Co. Act Rel. No. 11414 (October 28, 1980).
[35]	Id. Fed. Sec. L. Rep. (CCH) at 83,733.

Applicants believe that any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its Shares through asset~~-~~-based service and/or distribution fees should be resolved by the Fund’s undertakings to comply with the provisions of Rule 12b~~-~~-1 and Rule 17d~~-~~-3 as if those rules applied to closed~~-~~-end investment companies.

Accordingly, Applicants undertake to comply, and undertake that each Fund’s asset~~-~~-based service and/or distribution fees (if any) will comply, with the provisions of Rule 12b~~-~~-1 and Rule 17d~~-~~-3 as if those rules applied to closed~~-~~-end investment companies. The Funds represent that the Funds’ imposition of asset~~-~~-based distribution and service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the 1940 Act and Rule 17d~~-~~-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).

Rule 6c~~-~~-10 under the 1940 Act permits open~~-~~-end investment companies to impose CDSLs, subject to certain conditions. Each Fund may establish one or more classes of Shares that impose CDSLs, and Applicants would only do so in compliance with Rule 6c~~-~~-10 as if that rule applied to closed ~~-~~-end investment companies. The CDSL imposed by any Fund would be in the form of an early withdrawal charge. Each Fund also would make all required disclosures in accordance with the requirements of Form N~~-~~-1A concerning CDSLs. Applicants further state that, in the event it imposes CDSLs, each Fund will apply the CDSLs (and any waivers or scheduled variations of the CDSLs) uniformly to all shareholders of a given class and consistently with the requirements of Rule 22d~~-~~-1 under the 1940 Act.

~~VI.~~	~~APPLICANTS’ CONDITION~~

VI.	APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c~~-~~-10, 12b~~-~~-1, 17d~~-~~-3, 18f~~-~~-3, 22d~~-~~-1 and, where applicable, 11a~~-~~-3 under the 1940 Act, as amended from time to time or replaced, as if those rules applied to closed~~-~~-end management investment companies, and will comply with FINRA Rule 2341, as amended from time to time, as if that rule applied to all closed~~-~~-end management investment companies.

~~VII.~~	~~CORPORATE ACTION~~

VII.	CORPORATE ACTION

It is expected that ~~each~~the Initial Fund’s Declaration of Trust, as may be amended from time to time, will allow for ~~each~~the Initial Fund’s Board to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. ~~Each~~The Initial Fund’s ~~Board of Trustees~~Sole Initial Trustee has adopted resolutions, attached as Exhibit B, authorizing ~~each~~the Initial Fund’s officers to file the Application with the Commission. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule ~~0-5~~0-5(e) are attached as Exhibit C~~.~~ and a marked copy of this Application showing changes from the immediately prior version of the Application filed on July 21, 2025 is attached as Exhibit D.

~~VIII~~	~~CONCLUSION~~

VIII.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d~~-~~-1 thereunder. Applicants desire that the Commission issue the requested order pursuant to Rule ~~0-5~~0-5 under the 1940 Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.36

~~All~~

As required by Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that all of the requirements for execution and filing of this Application ~~on behalf of the Applicants~~ have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund are attached as Exhibit B to this Application in accordance with the requirements of Rule 0-2 (c)(1) under the 1940 Act and the verifications required by Rule ~~0-2~~0-2(d) under the 1940 Act are attached as Exhibit A to this Application.

In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit C.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants’ address is stated on the first page of this Application, and all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

~~[Remainder of this page intentionally left blank]~~

[Signature Page Follows]

[36]	See Lincoln Bain Capital Total Credit Fund, supra note 5; CAIS Sports, Media and Entertainment Fund, supra note 5; GoldenTree Opportunistic Credit Fund, supra note 5; Adams Street Private Equity Navigator Fund LLC, supra note 5; Virtus Global Credit Opportunities Fund, supra note 5; Connetic Venture Capital Access Fund, supra note 5; Blue Owl Alternative Credit Fund, supra note 5; RJ Private Credit Income Fund, supra note 5; Columbia Credit Income Opportunities Fund, supra note 5; ISQ Infrastructure Income Fund, supra note 5; iDirect Private Markets Fund, supra note 5; SEG Partners Long/Short Equity Fund, supra note 5; Coatue CTEK Fund, supra note 5; Capital Group KKR Multi~~-~~-Sector+, supra note 5; Global X Venture Fund, supra note 5; Harbourvest Private Investments Fund, supra note 5; Privacore PCAAM Alternative Income Fund, supra note 5; TCW Private Asset Income Fund, supra note 5; Callodine Specialty Income Fund, supra note 5; Diamond Hill Securitized Credit Fund, supra note 5; and Redwood Real Estate Income Fund, supra note 5~~; John Hancock Multi Asset~~ Credit Fund, supra note 5; ~~Institutional Investment Strategy Fund, supra note 5; Gemcorp Capital Advisors LLC, supra note 5; Sound Point Alternative Income Fund, supra note 5; T. Rowe Price OHA Flexible Credit Income Fund, supra note 5; Russell Investments New Economy Infrastructure Fund, supra note 5; and Wellington Global Multi-Strategy Fund, supra note 5.~~

Authorization and Signatures

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of ~~each~~the Initial Fund. In accordance with Rule ~~0-2~~0-2(c) under the 1940 Act, each person executing the application on behalf of the Adviser, being duly sworn, deposes and says that he or she has duly executed the attached application for and on behalf of the applicable entity listed; that he or she is authorized to execute the application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the application have been taken.

All requirements for the execution and filing of this application in the name and on behalf of each applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this application this ~~4th~~3rd day of ~~April~~September, 2025.

~~Lincoln Bain Capital Total Credit Fund~~

~~By:~~	~~/s/ Ronald A. Holinsky~~
~~Name:~~	~~Ronald A. Holinsky~~
~~Title:~~	~~Senior Vice President and Chief Legal Officer~~
~~Date:~~	~~April 4~~

Dated: September 3, 2025

~~Lincoln Royalties Income Fund, LP~~

~~By:~~	~~/s/ Ronald A. Holinsky~~
~~Name:~~	~~Ronald A. Holinsky~~
~~Title:~~	~~Senior Vice President and Chief Legal Officer~~
~~Date:~~	~~April 4, 2025~~

~~Lincoln Financial Investments Corporation~~

~~By:~~	~~/s/ Ronald A. Holinsky~~
~~Name:~~	~~Ronald A. Holinsky~~
~~Title:~~	~~Senior Vice President and Chief Legal Officer~~
~~Date:~~	~~April 4~~

TCG Strategic Income Fund

By:	/s/ Leonard M. Tannenbaum
	Name:	Leonard M. Tannenbaum
	Title:	Sole Initial Trustee

Dated: September 3, 2025

TCG Strategic Income Advisor LLC

By:	/s/ Leonard M. Tannenbaum
	Name:	Leonard M. Tannenbaum
	Title:	Manager

List of Attachments and Exhibits

Exhibit A

~~1.~~	~~Verification of Lincoln Bain Capital Total Credit Fund~~

~~2.~~	~~Verification of Lincoln Royalties Income Fund, LP~~

~~3.~~	~~Verification of Lincoln Financial Investments Corporation~~

1.	Verification of TCG Strategic Income Fund

2.	Verification of TCG Strategic Income Advisor LLC

Exhibit B – Resolutions

Exhibit C – Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical Under Rule ~~0-5~~0-5(e)(3)

Exhibit D – Marked Copy of the Application Showing Changes from the Immediately Prior Version of the Application Filed on July 21, 2025 (File No. 812-15861)

EXHIBIT A

~~VERIFICATION~~

Verifications

The undersigned states that he has duly executed the attached Application for and on behalf of ~~Lincoln Bain Capital Total Credit Fund that he is the Senior Vice President and Chief Legal Officer~~TCG Strategic Income Fund in his capacity as Sole Initial Trustee of such ~~Fund;~~entity, and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~LINCOLN BAIN CAPITAL TOTAL CREDIT FUND~~

~~By:~~	~~/s/ Ronald A. Holinsky~~
~~Name:~~	~~Ronald A. Holinsky~~
~~Title:~~	~~Senior Vice President and Chief Legal Officer~~
~~Date:~~	~~April 4, 2025~~

~~VERIFICATION~~

TCG Strategic Income Fund

By:	/s/ Leonard M. Tannenbaum
	Name:	Leonard M. Tannenbaum
	Title:	Sole Initial Trustee

The undersigned states that he has duly executed the attached Application for and on behalf of ~~Lincoln Royalties~~TCG Strategic Income ~~Fund, LP that he is the Senior Vice President and Chief Legal Officer of such Fund; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~LINCOLN ROYALTIES INCOME FUND, LP~~

~~By:~~	~~/s/ Ronald A. Holinsky~~
~~Name:~~	~~Ronald A. Holinsky~~
~~Title:~~	~~Senior Vice President and Chief Legal Officer~~
~~Date:~~	~~April 4, 2025~~

~~VERIFICATION~~

~~The undersigned states that he has duly executed the attached Application for and on behalf of Lincoln Financial Investments Corporation; that he is a Senior Vice President and Chief Legal Officer~~Advisor LLC in his capacity as manager of such ~~company;~~entity, and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~LINCOLN FINANCIAL INVESTMENTS CORPORATION~~

~~By:~~	~~/s/ Ronald A. Holinsky~~
~~Name:~~	~~Ronald A. Holinsky~~
~~Title:~~	~~Senior Vice President and Chief Legal Officer~~
~~Date:~~	~~April 4, 2025~~

TCG Strategic Income Advisor LLC

By:	/s/ Leonard M. Tannenbaum
	Name:	Leonard M. Tannenbaum
	Title:	Manager

EXHIBIT B

Resolutions of the ~~Board of Trustees of~~

~~Lincoln Bain Capital Total Credit Fund and Lincoln Royalties~~Sole Initial Trustee of TCG Strategic

Income Fund~~, LP~~ (the “Fund”)

RESOLVED, that the application for Multi~~-~~-Class exemptive relief for the Fund, as attached hereto, be, and it hereby is, approved in all respects and the filing of such application with the SEC be, and it hereby is approved in all respects.

RESOLVED, that the appropriate officers and agents of the Fund be, and hereby are, authorized, empowered and directed on behalf of the Fund, to cause to be prepared, executed and filed with the SEC any and all amendments to the Fund’s application for Multi~~-~~-Class exemptive relief, to be in such form as the officer executing the same shall approve, such approval to be conclusively evidenced by his or her execution thereof.

B-1

EXHIBIT C

Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical ~~Under~~under Rule ~~0-5~~0-5(e)(3)

C-1

Exhibit D

Marked Copy of the Application Showing Changes from the Immediately Prior Version of the Application Filed on July 21, 2025 (File No. 812-15861)

D-1

File No. ~~812-15717~~ 812-15861

As filed with the Securities and Exchange Commission on ~~April 30, 2025~~September 3, 2025

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

EXPEDITED REVIEW REQUESTED UNDER 17 CFR ~~270.0-5~~270.0-5(d).

~~SECOND AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE 1940 ACT, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER PERMITTING CERTAIN ARRANGEMENTS~~

~~VIRTUS GLOBAL CREDIT OPPORTUNITIES~~

Amended and Restated Application Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) for an Order Granting Exemptions from the Provisions of Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, Pursuant to Sections 6(c) and 23(c) of the 1940 Act for an Order Granting Certain Exemptions from Rule 23c-3 Thereunder and Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder for an Order Permitting Certain Arrangements

TCG STRATEGIC INCOME FUND

~~VIRTUS INVESTMENT ADVISERS,~~TCG STRATEGIC INCOME ADVISOR LLC

~~101 Munson Street~~

~~Greenfield, MA 01301~~

525 Okeechobee BLVD., Suite 1650

West Palm Beach, Florida 33401

Written and oral communications regarding this Application should be addressed to:

~~Kathryn L. Santoro, Esq.~~

~~Virtus Global Credit Opportunities~~

Gabriel Katz

TCG Strategic Income Fund

~~One Financial Plaza~~

~~Hartford, CT 06103~~

~~kate.santoro@virtus.com~~

~~With copies~~

525 Okeechobee Blvd., Suite 1650

West Palm Beach, Florida 33401

Copies to:

~~Mark Perlow~~

Kelly Pendergast Carr, Esq.

~~Stephanie Capistron~~

Chapman and Cutler LLP

320 South Canal Street

Chicago, IL 60606

Walter Draney, Esq.

~~Dechert~~Chapman and Cutler LLP

~~45 Fremont~~320 South Canal Street

Chicago, ~~26th Floor~~ IL 60606

~~San Francisco, CA 94105~~

This ~~Application~~application (including ~~Exhibits) contains~~exhibits) consists of [ ] pages.

TABLE OF CONTENTS

~~I.~~	~~THE PROPOSAL~~		~~1~~

~~II.~~	~~STATEMENT OF FACTS~~		~~4~~
	~~A.~~	~~The Applicants~~	~~4~~
	~~B.~~	~~Current Structure and Characteristics~~	~~4~~
	~~C.~~	~~Proposed Class Structure and Characteristics~~	~~5~~

~~III.~~	~~EXEMPTIONS REQUESTED~~		~~8~~
	~~A.~~	~~The Multiple Class System~~	~~8~~
	~~B.~~	~~Early Withdrawal Charge~~	~~8~~
	~~C.~~	~~Asset-Based Service and/or Distribution Fees~~	~~8~~

~~IV.~~	~~COMMISSION AUTHORITY~~		~~8~~

~~V.~~	~~DISCUSSION~~		~~9~~
	~~A.~~	~~Background~~	~~9~~
	~~B.~~	~~Multiple Classes of Shares – Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act~~ 	~~11~~
	~~C.~~	~~Early Withdrawal Charge~~	~~15~~
	~~D.~~	~~Waiver of Early Withdrawal Charges~~	~~17~~
	~~E.~~	~~Asset-Based Service and/or Distribution Fees~~	~~19~~

~~VI.~~	~~APPLICANTS’ CONDITION~~		~~20~~

~~VII.~~	~~CORPORATE ACTION~~		~~21~~

~~VIII.~~	~~CONCLUSION~~		~~21~~

- i -

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of:

~~VIRTUS GLOBAL CREDIT OPPORTUNITIES FUND~~

~~VIRTUS INVESTMENT ADVISERS,~~

TCG Strategic Income Fund

TCG Strategic Income Advisor LLC

525 Okeechobee Blvd., Suite 1650

West Palm Beach, Florida 33401

Investment Company Act of 1940 File No. 812-15861

~~812-15717~~

EXPEDITED REVIEW REQUESTED
UNDER 17 CFR ~~270.0-5~~ 270.0-5 (d).

~~SECOND AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT"), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE 1940 ACT, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER PERMITTING CERTAIN ARRANGEMENTS~~

Amended and Restated Application Pursuant to Section 6(c) of the Investment Company Act of 1940, as Amended (the “1940 Act") for an order of exemption from provisions of Sections 18(a)(2), 18(c) and 18(i) thereunder, pursuant to Sections 6(c) and 23(c) of the 1940 Act for an order granting certain exemptions from Rule 23c-3 thereunder and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder for an order permitting certain arrangements

~~I.~~	~~THE PROPOSAL~~

~~Virtus Global Credit Opportunities~~

I.	THE PROPOSAL

TCG Strategic Income Fund (the “Initial Fund”) and ~~Virtus Investment Advisers,~~TCG Strategic Income Advisor LLC (~~the~~“TCG” or an “Adviser”~~) (~~and together with the Initial Fund, the “Applicants”) seek an order of the Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, granting an exemption from Rule 23c~~-~~-3 under the 1940 Act, and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d~~-~~-1 thereunder, to permit the Initial Fund to offer investors multiple classes of common shares of beneficial interest (“Shares”)1 with varying sales loads and asset~~-~~-based service and/or distribution fees and to impose early withdrawal charges, as described more fully in this ~~second~~ amended and restated application (the “Application”). The Applicants request that the order also apply to any other registered closed~~-~~-end management investment company that conducts a continuous offering of its shares, existing now or in the future, for which the Adviser, its successors,2 or any entity controlling, controlled by, or under common control with the Adviser, or its successors, acts as investment adviser, and which provides periodic liquidity with respect to its Shares through tender offers conducted in compliance with either Rule 23c~~-~~-3 under the 1940 Act or with Rule 13e~~-~~-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”) (each a “Future Fund” and, together with the Initial Fund, each, a “Fund” and collectively, the “Funds”).3 The Initial Fund and any Future Fund relying on this relief will do so in a manner consistent with the terms and conditions of this Application. Applicants represent that any person presently intending to rely on the order requested in this Application is listed as an Applicant.

[1]	As used in this Application, “Shares” includes any other equivalent designation of a proportionate ownership interest of the Initial Fund (or any other registered closed~~-~~-end management investment company relying on the requested order).
[2]	A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
[3]	The terms “control,” and “investment adviser” are used as defined in Sections 2(a)(9) and 2(a)(20) of the 1940 Act, respectively.

The Initial Fund is a newly organized Delaware statutory trust registered under the 1940 Act as a closed~~-~~-end management investment company that ~~is operated~~will operate as an interval fund. The Initial Fund will be classified as a non~~-~~-diversified investment company as defined under section 5(b)(2) of the 1940 Act.

The Initial Fund’s investment ~~objective is~~objectives are to provide ~~high~~attractive risk-adjusted returns and current income ~~and capital appreciation~~. The Initial Fund seeks to achieve its investment ~~objective by investing at least 80% of~~objectives, under normal market conditions, by opportunistically allocating its ~~net~~ assets ~~(plus any borrowings for investment purposes~~across credit strategies, with a primary focus on: (1) ~~in~~private credit~~-related~~ (which includes directly originated asset-based lending, directly originated first-lien, second-lien and unitranche senior loans to lower-to-mid middle-market companies, as well as corporate mezzanine debt and preferred equity) and (2) liquid credit (including publicly traded high yield bonds, first- and second-lien secured bank loans, hybrid instruments ~~issued by U.S.~~, and ~~non-U~~structured credit (e.~~S~~g. ~~issuers~~, collateralized loan obligation (“CLO”) mezzanine debt)).

The Shares will be offered on a continuous basis at net asset value (“NAV”) per share plus the applicable sales load, as described in the Initial Fund’s prospectus. The Initial Fund’s initial Registration Statement filed on Form N~~-~~-2, which has not yet been declared effective by the Commission, seeks to register three classes of Shares~~, “Class A Shares,” “~~: Class I ~~Shares,”~~, Class A-1 and ~~“~~Class ~~U~~ A-2Shares~~,”~~ each with its own fee and expense structure. If the Initial Fund’s initial Registration Statement is declared effective prior to receipt of the requested relief, the ~~Initial~~ Fund will only offer one class of Shares, Class I Shares (the “Initial Class Shares”), until receipt of the requested relief.

The Shares will not be offered or traded in a secondary market and will not be listed on any securities exchange or quoted on any quotation medium. Shareholders of the Initial Fund are not able to have their Shares redeemed or otherwise sell their Shares on a daily basis because the Initial Fund is or will be an unlisted closed~~-~~-end fund. In order to provide some liquidity to shareholders, the Initial Fund is structured as an “interval fund” and intends to make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c~~-~~-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements.

The Initial Fund seeks an order permitting it to offer multiple classes of Shares, as described below. As with open~~-~~-end management investment companies that issue multiple classes of shares pursuant to Rule 18f~~-~~-3 under the 1940 Act, the different classes of Shares of a Fund would represent investments in the same portfolio of securities but would be subject to different expenses (such as asset~~-~~-based service and/or distribution fees and/or an early withdrawal charge). Thus, the net income attributable to, and any dividends payable on, each class of Shares will differ from the other classes from time to time. As a result, the NAV per Share of the classes may differ over time.

Under the proposal, the Initial Class Shares of the Initial Fund would be offered at NAV and would not be subject to a front~~-~~-end sales load or an annual asset~~-~~-based service and/or distribution fee. Class A ~~Shares,~~-1 and Class ~~U~~A-2 Shares and any new Share class (collectively, the “New Class Shares”) would be offered at NAV and may (but would not necessarily) be subject to a front~~-~~-end sales load, an annual asset~~-~~-based service and/or distribution fee and/or an early withdrawal charge. ~~The~~ Initial Fund may impose a 2% repurchase fee with respect to any repurchase of Shares from a shareholder at any time prior to the day immediately preceding the one~~-~~-year anniversary of the shareholder’s purchase of the Shares. The Initial Fund currently intends to impose a 1% repurchase fee with respect to Class A-2 Shares that are accepted for repurchase by the Fund and have been held by the investor for less than one year. Each class of Shares would comply with the provisions of Rule 12b~~-~~-1 under the 1940 Act, or any successor thereto or replacement rules, as if that rule applied to closed~~-~~-end management investment companies, and with the provisions of Rule 2341 of the Rules of the Financial Industry Regulatory Authority (“FINRA”), as such rule may be amended, or any successor rule thereto (“FINRA Rule 2341”)4 as if it applied to the Fund issuing such Shares. The structure of the proposed classes of Shares is described in detail below under “Statement of Facts – Proposed Class Structure and Characteristics.”

[4]	As adopted, FINRA Rule 2341 superseded Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. See Self~~-~~-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

If this Application for an order is granted, the New Class Shares may or may not be offered. Additional classes of Shares may be added in the future. A number of precedents exist for the implementation of a multiple~~-~~-class system and the imposition of asset~~-~~-based service and/or distribution fees for closed~~-~~-end funds substantially similar to the relief sought by Applicants.5

[5]	See, e.g., Lincoln Bain Capital Total Credit Fund, et al, Inv. Co. Rel. Nos. 35587 (May 14, 2025) (notice) and 35630 (June 10, 2025) (order); CAIS Sports, Media and Entertainment Fund and CAIS Advisors LLC, Inv. Co. Rel. Nos. 35580 (May 12, 2025) (notice) and 35627 (June 9, 2025) (order); GoldenTree Opportunistic Credit Fund and GoldenTree Asset Management Credit Advisor LLC, Inv. Co. Rel. Nos. 35579 (May 8, 2025) (notice) and 35622 (June 3, 2025) (order); Adams Street Private Equity Navigator Fund LLC and Adams Street Advisors, LLC, Inv. Co. Rel. Nos. 35577 (May 7, 2025) (notice) and 35618 (June 2, 2025) (order); Virtus Global Credit Opportunities Fund and Virtus Investment Advisers, LLC, Inv. Co. Rel. Nos. 35565 (May 2, 2025) (notice) and 35613 (May 28, 2025) (order); Connetic Venture Capital Access Fund and Connetic RIA, LLC, Inv. Co. Rel. Nos. 35543 (April 21, 2025) (notice) and 35591 (May 19, 2025) (order); Blue Owl Alternative Credit Fund, and Blue Owl Alternative Credit Advisors II LLC, Inv. Co. Rel. Nos. 35514 (March 28, 2025) (notice) and 35557 (April 23, 2025) (order); RJ Private Credit Income Fund, Raymond James Investment Management, and Carillon Fund Distributors, Inc., Inv. Co. Rel. Nos. 35515 (March 28, 2025) (notice) and 35556 (April 23, 2025) (order); Columbia Credit Income Opportunities Fund and Columbia Management Investment Advisers, LLC, Inv. Co. Rel. Nos. 35498 (March 14, 2025) (notice) and 35526 (April 9, 2025) (order); ISQ Infrastructure Income Fund and I Squared Capital Registered Advisor LLC, Inv. Co. Rel. Nos. 35489 (March 4, 2025) (notice) and 35519 (April 1, 2025) (order); iDirect Private Markets Fund, iCapital Registered Fund Adviser LLC, and iCapital Markets LLC, Inv. Co. Rel. Nos. 35474 (February 21, 2025) (notice) and 35497 (March 14, 2025) (order); SEG Partners Long/Short Equity Fund, et al., Inv. Co. Rel. Nos. 35466 (February 6, 2025) (notice) and 35491 (March 4, 2025) (order); Coatue CTEK Fund and Coatue Management, L.L.C., Inv. Co. Rel. Nos. 35417 (December 13, 2024) (notice) and 35443 (January 8, 2025) (order); Capital Group KKR Multi~~-~~-Sector+, et al., Inv. Co. Rel. Nos. 35410 (December 9, 2024) (notice) and 35441 (January 6, 2025) (order); Global X Venture Fund, et al., Inv. Co. Rel. Nos. 35408 (December 9, 2024) (notice) and 35440 (January 6, 2025) (order); Harbourvest Private Investments Fund, et al., Inv. Co. Rel. Nos. 35409 (December 9, 2024) (notice) and 35439 (January 6, 2025) (order); Privacore PCAAM Alternative Income Fund, et al., Inv. Co. Rel. Nos. 35403 (November 27, 2024) (notice) and 35431 (December 26, 2024) (order); TCW Private Asset Income Fund, et al., Inv. Co. Rel. Nos. 35401 (November 26, 2024) (notice) and 35429 (December 23, 2024) (order); Callodine Specialty Income Fund, et al., Inv. Co. Rel. Nos. 35399 (November 26, 2024) (notice) and 35428 (December 23, 2024) (order); Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., Inv. Co. Rel. Nos. ~~35384~~35385 (November 15, 2024) (notice) and 35414 (December 10, 2024) (order); Redwood Real Estate Income Fund, et al., Inv. Co. Rel. Nos. 35382 (November 12, 2024) (notice) and 35413 (December 10, 2024) (order); John Hancock Multi Asset Credit Fund, et al., Inv. Co. Rel. Nos. 35190 (May 9, 2024) (notice) and 35404 (November 27, 2024) (order); Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, Inv. Co. Rel. Nos. 35351A (October 29, 2024) (notice) and 35398 (November 26, 2024) (order); Gemcorp Commodities Alternative Products Fund and Gemcorp Capital Advisors LLC, Inv. Co. Rel. Nos. 35328A (October 23, 2024) (notice) and 35384 (November 14, 2024) (order); Sound Point Alternative Income Fund, et al., Inv. Co. Rel. Nos. 35350 (October 4, 2024) (notice) and 35371 (October 30, 2024) (order); T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., Inv. Co. Rel. Nos. 35327 (September 19, 2024) (notice) and 35350 (October 16, 2024) (order); Russell Investments New Economy Infrastructure Fund, et al., Inv. Co. Rel. Nos. 35321 (September 13, 2024) (notice) and 35356 (October 9, 2024) (order); Wellington Global Multi~~-~~-Strategy Fund, et al., Inv. Co. Rel. Nos. 35317 (September 10, 2024) (notice) and 35353 (October 8, 2024) (order); MA Specialty Credit Income Fund, et al., Inv. Co. Rel. Nos. 35316 (September 10, 2024) (notice) and 35352 (October 8, 2024) (order); Gladstone Alternative Income Fund, et al., Inv. Co. Rel. Nos. 35307 (August 26, 2024) (notice) and 35330 (September 23, 2024) (order); CION Grosvenor Infrastructure Fund and CION Grosvenor Management, LLC, Inv. Co. Rel. Nos. 35279 (July 17, 2024) (notice) and 35293 (August 13, 2024) (order).~~.~~

~~II.~~	~~STATEMENT OF FACTS~~

~~A.~~	~~The Applicants~~

II.	STATEMENT OF FACTS

A.	The Applicants

The Initial Fund is a newly organized Delaware statutory trust registered under the 1940 Act as a non-diversified, closed~~-~~-end management investment company. The Initial Fund is classified as a ~~non-diversified investment company under the 1940 Act.~~ The Initial Fund is structured as an “interval fund” and will continuously ~~offers~~offer its ~~Shares. The Initial Fund was organized under the laws of the State of Delaware on November 12, 2024~~shares.

The Adviser is a newly formed Delaware limited liability company ~~organized under the laws of the state of Delaware. The Adviser will serve as investment adviser to the Initial Fund. The Adviser is~~ registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser ~~has entered into a sub-~~will serve as the Initial Fund’s investment adviser pursuant to an advisory agreement ~~with Virtus Fixed Income Advisers, LLC, a Delaware limited liability company, that is registered as an investment adviser with~~(the “Investment Advisory Agreement”). The Investment Advisory Agreement will be approved by the Initial Fund’s Board, including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the ~~Commission under~~Act) of the ~~Advisers Act,~~Initial Fund and by the Initial Fund’s original sole shareholder, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not seeking any exemptions from the provisions of the Act with respect to the Investment Advisory Agreement. Under the terms of the Investment Advisory Agreement, and subject to~~serve as~~ the ~~sub-adviser~~authority of the Board, the Adviser will be responsible selecting the Initial Fund’s investments according to the Initial Fund~~.~~ ’s investment objectives, policies, and restrictions. The Adviser will have sole discretion to make all investments. The Adviser’s address is 525 Okeechobee Blvd., Suite 1650 West Palm Beach, Florida 33401.

~~B.~~	~~Current Structure and Characteristics~~

B.	Current Structure and Characteristics

As noted above, Shares will be offered on a continuous basis pursuant to a registration statement under the Securities Act at their NAV per share plus the applicable sales load.

The Initial Fund, operating as an interval fund pursuant to Rule 23c~~-~~-3 under the 1940 Act, intends to offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with the Fund’s periodic repurchase offers, exchange their Shares of the Fund for shares of the same class of shares of (i) registered open-end investment companies or (ii) other registered closed~~-~~-end investment companies that comply with Rule 23c~~-~~-3 under the 1940 Act and continuously offer their shares at NAV, that may be offered in the future and are in the Fund’s group of investment companies (collectively, the “Other Funds”). Shares of a Fund operating pursuant to Rule 23c~~-~~-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c~~-~~-3 under the 1940 Act. Any exchange option features will comply with Rule 11a~~-~~-3 under the 1940 Act, as if the Fund were an open~~-~~-end investment company subject to Rule 11a~~-~~-3. In complying with Rule 11a~~-~~-3 under the 1940 Act, each Fund will treat an early withdrawal charge as if it were a contingent deferred sales load (“CDSL”).6

[6]	A CDSL, assessed by an open~~-~~-end fund pursuant to Rule 6c~~-~~-10 of the 1940 Act, is a distribution~~-~~-related charge payable to the distributor. Pursuant to the requested order, the early withdrawal charge will likewise be a distribution~~-~~-related charge payable to the distributor as distinguished from a repurchase fee which is payable to a Fund.

The Initial Fund, as a closed~~-~~-end investment company, will not continuously redeem Shares as does an open~~-~~-end management investment company. Shares of the Initial Fund will not be listed on any securities exchange and will not trade on an over~~-~~-the~~-~~-counter system. Furthermore, it is not expected that any secondary market will ever develop for the Shares. In order to provide some liquidity to shareholders, the Initial Fund is structured as an “interval fund” and ~~conducts~~will conduct quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c~~-~~-3 accordance with regulatory requirements. under the 1940 Act, unless such offer is suspended or postponed in Any Other Fund that intends to rely on this relief will provide periodic liquidity to shareholders in accordance with either Rule 23c~~-~~-3 under the 1940 Act or Rule 13e~~-~~-4 under the 1934 Act.

~~C.~~	~~Proposed Class Structure and Characteristics~~

C.	Proposed Class Structure and Characteristics

The Initial Fund proposes to engage in a continuous offering of Shares in the manner described below. The Initial Fund proposes to offer multiple classes of Shares, such as the Initial Class Shares and New Class Shares, described below, or any other classes. Additional classes, which may have different sales charge structures, may permit an investor to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the Shares. In the future, the Initial Fund’s Board of Trustees (the “Board”) could adopt this or another sales charge structure.

Initial Class Shares will be offered without a sales load or an annual asset~~-~~-based service and/or distribution fee, as set forth in the Initial Fund’s prospectus, as amended or supplemented from time to time. The Initial Fund may impose a 2% repurchase fee with respect to any repurchase of Shares from a shareholder at any time prior to the day immediately preceding the one~~-~~-year anniversary of the shareholder’s purchase of the Shares.

If a Fund charges a repurchase fee, Shares of the Fund will be subject to a repurchase fee at a rate of no greater than 2% of the shareholder’s repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. Unlike a distribution~~-~~-related charge, the repurchase fee is payable to the Fund to compensate long~~-~~-term shareholders for the expenses related to shorter~~-~~-term investors, in light of the Fund’s generally longer~~-~~-term investment horizons and investment operations. Repurchase fees, if charged, will equally apply to all classes of Shares of the Fund, consistent with Section 18 of the 1940 Act and Rule 18f~~-~~-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate a repurchase fee, it will do so consistently with the requirements of Rule 22d~~-~~-1 under the 1940 Act as if the repurchase fee were a CDSL and as if the Fund were a registered open~~-~~-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, the repurchase fee will apply uniformly to all shareholders of the Fund regardless of class.

New Class Shares would be offered at NAV and may be subject to a front~~-~~-end sales load, an annual asset~~-~~-based service and/or distribution fee, an early withdrawal charge and/or a repurchase fee; these charges would differ in some respect from those applicable to the Initial Class Shares.

Actual fees approved and adopted may vary, but a class of Shares could not have annual asset~~-~~-based service and/or distribution fees in excess of the limits established by FINRA Rule 2341.

To the extent the New Class Shares are subject to an ongoing asset~~-~~-based service and/or distribution fee (a “Distribution and Servicing Fees”), the Initial Fund’s Board will adopt a distribution and service plan for the New Class Shares in voluntary compliance with Rules 12b~~-~~-1 and 17d~~-~~-3 under the 1940 Act, as if those rules applied to closed~~-~~-end management investment companies (a “Distribution and Shareholder Services Plan”). The Distribution and Shareholder Services Plan will be approved by a majority of the Trustees, including a majority of the Trustees who are not “interested persons” of the Initial Fund (within the meaning of Section 2(a)(19) of the 1940 Act), and who have no direct or indirect financial interest in the operation of the Distribution and Shareholder Services Plan or in any agreements related to the Distribution and Shareholder Services Plan, as provided for in Rule 12b~~-~~-1. Applicants represent that any asset~~-~~-based Distribution and Servicing Fees will comply with the provisions of FINRA Rule 2341. Applicants represent that each Fund will comply with Rule 12b~~-~~-1 under the 1940 Act as if it were an open~~-~~-end management investment company.

All Distribution and Servicing Fees with respect to any class of Shares would be paid pursuant to a Distribution and Shareholder Services Plan adopted by the relevant Fund with respect to the class. Under any future Distribution and Shareholder Services Plan, the Fund, either directly or through the Initial Fund’s distributor (the “Distributor”), would compensate brokers, dealers, or other financial intermediaries for activities primarily intended to result in the sale of Shares and for personal services provided to shareholders and/or the maintenance of shareholder accounts. Applicants represent that these asset~~-~~-based distribution and service fees will comply with the provisions of FINRA Rule 2341. A Fund may offer additional classes of Shares in the future which charge different distribution and/or service fees and/or sales loads. In all cases, such sales loads and asset~~-~~-based distribution and service fees charged will comply with the provisions of FINRA Rule 2341. The Initial Fund intends to offer an exchange feature as described above under Section II. B. (“Current Structure and Characteristics”) that will comply with Rule 11a~~-~~-1, Rule 11a~~-~~-3, and Rule 18f~~-~~-3 as if the Fund were an open~~-~~-end investment company.

All expenses incurred by a Fund will be allocated among its various classes of Shares based on the respective net assets of the Fund attributable to each such class, except that the NAV and expenses of each class will reflect the expenses associated with the Distribution and Shareholder Services Plan of that class (if any), shareholder services fees attributable to a particular class (if any), and any other incremental expenses of that class.

In addition to distribution and/or service fees, each class of Shares of a Fund may, by action of the Fund’s Board or its delegate, also pay a different amount of the following expenses:

(1) administrative and/or accounting or similar fees (each as described in the Fund’s prospectus, as amended or supplemented from time to time);

(2) legal, printing and postage expenses related to preparing and distributing to current shareholders of a specific class materials such as shareholder reports, prospectuses, and proxies;

(3) Blue Sky fees incurred by a specific class;

(4) Commission registration fees incurred by a specific class;

(5) expenses of administrative personnel and services required to support the shareholders of a specific class;

(6) Trustees’ fees incurred as a result of issues relating to a specific class;

(7) Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific class;

(8) incremental transfer agent fees and shareholder servicing expenses identified as being attributable to a specific class;

(9) account expenses relating solely to a specific class;

(10) expenses incurred in connection with any shareholder meetings as a result of issues relating to a specific class; and

(11) any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Fund’s assets) actually incurred in a different amount by a class or related to a class’s receipt of services of a different kind or to a different degree than another class.

Any income, gain, loss and expenses of a Fund not allocated to specific classes as described above will be charged to the Fund and allocated to each class of the Fund in a manner consistent with Rule 18f~~-~~-3(c)(1) under the 1940 Act.

From time to time, the Board of a Fund may create and offer additional classes of Shares, or may vary the characteristics described above, including without limitation, in the following respects: (1) the amount of fees permitted by a Distribution and Shareholder Services Plan as to such class; (2) voting rights with respect to a Distribution and Shareholder Services Plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in this Application; (5) differences in any dividends and NAVs per Share resulting from differences in fees under a Distribution and Shareholder Services Plan or in class expenses; (6) any early withdrawal charge or other sales load structure; and (7) any exchange or conversion features, as permitted under the 1940 Act. Each Fund will comply with the provisions of Rule 18f~~-~~-3 under the 1940 Act, as if it were an open~~-~~-end management investment company. A Fund’s repurchases will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in NAVs per Share resulting from differences in fees under a Distribution and Shareholder Services Plan and/or service plan or in class expenses.

Because of the different distribution fees, shareholder services fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class of Shares may differ from each other from time to time. As a result, the NAV per Share of the classes may differ over time. Expenses of a Fund allocated to a particular class of the Fund’s Shares will be borne on a pro rata basis by each outstanding Share of that class.

~~III.~~	~~EXEMPTIONS REQUESTED~~

~~A.~~	~~The Multiple Class System~~

III.	EXEMPTIONS REQUESTED

A.	The Multiple Class System

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of Shares may be deemed: (1) to result in the issuance of a class of “senior security”7 within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(a)(2) of the 1940 Act; (2) if more than one class of senior security were issued, to violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

~~B.~~	~~Early Withdrawal Charge~~

[7]	Section 18(g) defines senior security to include any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset~~-~~-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different NAV, receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends. Exemption for Open End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master Feeder Funds; Class Voting on Distribution Plans, Inv. Co. Rel. No. 20915 (Feb. 23, 1995) at n.~~15~~17 and accompanying text.

B.	Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c~~-~~-3(b)(1) under the 1940 Act to the extent that rule is construed to prohibit the imposition of early withdrawal charges by a Fund.

~~C.~~	~~Asset-Based Service and/or Distribution Fees~~

C.	Asset-Based Service and/or Distribution Fees

Applicants request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d~~-~~-1 thereunder to the extent necessary for a Fund to pay asset~~-~~-based service and/or distribution fees.

~~IV.~~	~~COMMISSION AUTHORITY~~

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed~~-~~-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) of the 1940 Act provides that the Commission may issue an order that would permit a closed~~-~~-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the 1940 Act and Rule 17d~~-~~-1 thereunder prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or other joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) of the 1940 Act and Rule 17d~~-~~-1 thereunder, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

~~V.~~	~~DISCUSSION~~

~~A.~~	~~Background~~

V.	DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management (the “Division”) recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.8 For example, the characterization of a management company as “open~~-~~-end” or “closed~~-~~-end” has historically been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

[8]	Securities and Exchange Commission Staff Report, Protecting Investors (May 1992), at 421.

Furthermore, except as noted below, there has been no middle ground between the two extremes of the open~~-~~-end and the closed~~-~~-end forms. Open~~-~~-end funds have offered complete liquidity to their shareholders and thus required a virtually complete liquidity of the underlying investment portfolio, while closed~~-~~-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this dual system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Division determined that, given the changes in the securities market since 1940 – in particular the emergence of semi~~-~~-liquid investment opportunities – it was appropriate to re~~-~~-examine the classification system and its regulatory requirements.9

One exception to the liquid/illiquid dichotomy has been the so~~-~~-called “prime rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c~~-~~-3 (“Closed~~-~~-end Tender Offer Funds”).

Protecting Investors recognized that the rigidity of the 1940 Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi~~-~~-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.10 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open~~-~~-end and closed~~-~~-end forms, consistent with the goals of investor protection.11 The Division thus recommended giving the industry the ability to employ new redemption and repurchase procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this ~~endeavor~~endeavour.12 The Commission proposed Rule 23c~~-~~-3, which began from the closed~~-~~-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c~~-~~-3 was adopted in April 1993.13

The prime rate funds were cited in both Protecting Investors and the Rule 23c~~-~~-3 Proposing Release as the prototype for the closed~~-~~-end interval fund concept.14 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the initial closed~~-~~-end interval funds make further innovation appropriate. Moreover, a number of precedents exist for the implementation of a multiple~~-~~-class system, the imposition of early withdrawal charges and the imposition of asset~~-~~-based service and/or distribution fees substantially similar to that for which Applicants seek relief.15

[9]	Id. at 424.
[10]	Id. at ~~439-40~~439-40.
[11]	Id. at 424~~.~~
[12]`	Inv. Co. Act Rel. No. 18869 (July 28, 1992) (the “Rule 23c~~-~~-3 Proposing Release”).
[13]`	Inv. Co. Act Rel. No. 19399 (April 7, 1993) (the “Rule 23c~~-~~-3 Adopting Release”). The Commission also had proposed Rule 22e~~-~~-3 under the 1940 Act, which began from the open~~-~~-end, complete liquidity perspective under Section 22 and permitted periodic or delayed, rather than constant, liquidity. The Commission neither adopted nor withdrew proposed Rule 22e~~-~~-3. To the Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e~~-~~-3.
[14]	Protecting Investors, supra, at ~~439-40~~439-40; 23c~~-~~-3 Proposing Release at 27.
[15]	See supra note 5.

~~B.~~	~~Multiple Classes of Shares – Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act~~

B.	Multiple Classes of Shares – Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of Shares may be deemed: (1) to result in the issuance of a class of “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(a)(2) of the 1940 Act; (2) if more than one class of senior security were issued, to violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

A registered closed~~-~~-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed~~-~~-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed~~-~~-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a).16 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

A registered closed~~-~~-end investment company may have only one class of stock that is a senior security. In particular, Section 18(c) of the 1940 Act provides that:

[I]t shall be unlawful for any registered closed~~-~~-end investment company ~~. . .~~. .. . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of ~~. .. .~~. . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed~~-~~-end company or in respect of the payment of interest or dividends ~~. . .~~. .. .

Section 18(i) of the 1940 Act provides that:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company ~~. .. .~~. . . shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply ~~. .. .~~. . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

[16]	Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

The multiple class system proposed herein (the “Multiple Class System”) may result in Shares of a class having “priority over [another] class as to ~~. . .~~. .. . payment of dividends” and having unequal voting rights, because under the Multiple Class System (1) shareholders of different classes may pay different distribution fees, different shareholder services fees, and any other expenses (as described above in Section II.C.) that should be properly allocated to a particular class, and (2) each class would be entitled to exclusive voting rights with respect to matters solely related to that class. Applicants state that the creation of multiple classes of shares of a Fund may thus be prohibited by Section 18(c) and may violate Section 18(i) of the 1940 Act. Applicants further state that the creation of multiple classes of Shares of the Funds may violate Section 18(a)(2) because the Funds may not meet Section 18(a)(2)’s requirements with respect to a class of Shares that may be a senior security.

Applicants believe that the implementation of the Multiple Class System will provide the Applicants with the flexibility to create new classes of Shares without having to create new funds. Applicants believe that current and future shareholders will benefit if new classes of Shares with different pricing structures are created providing investors with enhanced investment options. Under the Multiple Class System, an investor will be able to choose the method of purchasing Shares (from among those classes of Shares for which the investor meets the relevant eligibility requirements) that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase, the length of time the investor expects to hold the Shares, and other relevant factors. The proposed system would permit a Fund to facilitate the distribution of Shares and provide investors with a broader choice of shareholder options.

By contrast, if the Adviser and the Distributor were required to sponsor the organization of new, separate funds rather than new classes of Shares, the creation of the new, separate funds would involve increased costs and administrative burdens borne by shareholders, as compared to the creation of additional Share classes of a Fund.

Under the Multiple Class System, holders of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios. As a Fund grows in volume of assets, it is expected that investors will derive benefits from economies of scale that might not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open~~-~~-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f~~-~~-3 under the 1940 Act, which now permits open~~-~~-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.17

Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open~~-~~-end investment companies’ multiple class structures that are permitted by Rule 18f~~-~~-3 under the 1940 Act. The Multiple Class System does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed system will not increase the speculative character of a Fund’s Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

[17]	See Inv. Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f~~-~~-3 under the 1940 Act creates an exemption for open~~-~~-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f~~-~~-3, the Commission also amended Rule 12b~~-~~-1 under the 1940 Act to clarify that each class of shares must have separate 12b~~-~~-1 plan provisions. Moreover, any action on the 12b~~-~~-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f~~-~~-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

Applicants believe that the rationale for and the conditions contained in Rule 18f~~-~~-3 are as applicable to a closed~~-~~-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open~~-~~-end investment companies. Each Fund will comply with the provisions of Rule 18f~~-~~-3 as if it were an open~~-~~-end investment company including, among others, the rule’s provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and disclosure. In fact, each Fund will in many ways resemble an open~~-~~-end investment company in its manner of operation and in the distribution of Shares, except for differences related to repurchases.

In particular, ~~each~~the Initial Fund proposes to offer Shares continuously at NAV plus applicable sale charges. It is anticipated that differences among classes will, as detailed above, relate largely to differences in placement/distribution and service arrangements. Applicants note that open~~-~~-end and closed~~-~~-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed~~-~~-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly~~-~~- situated closed~~-~~-end funds.18 Provisions regulating the issuance by closed~~-~~-end funds of debt or preferred stock should have no bearing on an application by a closed~~-~~-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which ~~the~~a ~~Funds~~Fund would issue multiple classes of Shares on those contained in Rule 18f~~-~~-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset~~-~~-based distribution and service fees applicable to classes of each Fund in the manner required by Rule 18f~~-~~-3 is equitable and will not discriminate against any group of shareholders. Each Applicant is also aware of the need for full disclosure of the proposed Multiple Class System in each Fund’s prospectus and of the differences among the various classes and the different expenses of each class of Shares offered. Applicants represent that these distribution and/or service fees will comply with the provisions of FINRA Rule 2341. Applicants also represent that each Fund will disclose in its prospectus the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open~~-~~-end, multiple class funds under Form N~~-~~-1A. As if it were an open~~-~~-end management investment company, each Fund will disclose fund expenses borne by shareholders during the reporting period in shareholder reports19 and describe in its prospectus any arrangements that result in breakpoints in, or elimination of, sales loads.20 Each Fund will include any such disclosures in its shareholder reports and prospectus to the extent required as if the Fund were an open~~-~~-end fund. Each Fund and the Distributor will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open~~-~~-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Fund and the Distributor.21 Each Fund or the Distributor will contractually require that any other distributor of the Fund’s Shares comply with such requirements in connection with the distribution of Shares of the Fund.

Finally, in June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge and private equity funds.22 Applicants will comply with all such applicable disclosure requirements.

[18]	See supra note 5.
[19]	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release).
[20]	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).
[21]	Self~~-~~-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release); Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).
[22]	Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also rules 12d~~1-1~~1-1, et seq. of the 1940 Act.

The requested relief is substantially similar to prior exemptions granted by the Commission to, among others, ~~CION Grosvenor Infrastructure Fund, Gladstone Alternative Income Fund, MA Specialty~~Commission to Lincoln Bain Capital Total Credit Fund, CAIS Sports, Media and Entertainment Fund, GoldenTree Opportunistic Credit ~~Income~~ Fund, ~~Wellington Global Multi-Strategy Fund, Russell Investments New Economy Infrastructure~~Adams Street Private Equity Navigator Fund LLC, ~~T. Rowe Price OHA Flexible~~Virtus Global Credit ~~Income~~Opportunities Fund, ~~Sound Point Alternative Income~~Connetic Venture Capital Access Fund, ~~Gemcorp Commodities~~Blue Owl Alternative ~~Products~~Credit Fund, ~~Institutional Investment Strategy~~RJ Private Credit Income Fund, ~~John Hancock Multi Asset~~Columbia Credit Income Opportunities Fund, ~~Redwood Real Estate Income Fund, Diamond Hill Securitized Credit Fund, Callodine Specialty Income Fund, TCW Private Asset Income~~ISQ Infrastructure Income Fund, iDirect Private Markets Fund, SEG Partners Long/Short Equity Fund, Coatue CTEK Fund, Capital Group KKR Multi-Sector+, Global X Venture Fund, Harbourvest Private Investments Fund, Privacore PCAAM Alternative Income Fund, ~~Global X Venture~~TCW Private Asset Income Fund, Callodine Specialty Income Fund, Diamond Hill Securitized Credit Fund~~,~~ and ~~Capital Group KKR Multi-Sector+~~Redwood Real Estate Income Fund.23 In those cases, the Commission permitted closed~~-~~-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tender offers for a portion of their shares, to implement multiple~~-~~-class structures. Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple~~-~~-class system by the Funds.

~~C.~~	~~Early Withdrawal Charge~~

C.	Early Withdrawal Charge

Rule 23c~~-~~-3 under the 1940 Act permits an interval fund to make repurchase offers of between five and twenty~~-~~-five percent of its outstanding shares at NAV at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c~~-~~-3(b)(1) requires an interval fund to repurchase shares at NAV and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c~~-~~-3(b)(1) to the extent necessary for each Fund to impose early withdrawal charges, which are distribution~~-~~-related fees payable to the Distributor, on Shares submitted for repurchase that have been held for less than a specified period. Each Fund may seek to impose early withdrawal charges that are the functional equivalent of the CDSLs that open~~-~~-end investment companies may charge under Rule 6c~~-~~-10 under the 1940 Act. Each Fund would assess early withdrawal charges in much the same way non~~-~~-interval funds currently assess early withdrawal charges. As more fully described below, these charges will be paid to the Distributor and are functionally similar to CDSLs imposed by open~~-~~-end funds. Relief to permit the imposition of early withdrawal charges would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open~~-~~-end funds which offer their securities continuously, as a Fund would for its Shares. Any early withdrawal charge imposed by a Fund will comply with Rule 6c~~-~~-10 under the 1940 Act as if the rule were applicable to closed~~-~~-end funds.

In the Rule 23c~~-~~-3 Adopting Release, the Commission stated that:

~~“the~~

[T]he requirement [of Rule 23c~~-~~-3(b)(1)] that repurchases take place at NAV and the limitation of repurchase fees to two percent implicitly preclude the imposition” of CDSLs.24 The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, ~~Such~~such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c~~-~~-10, which would permit the imposition of CDSLs by open~~-~~-end companies, and has the opportunity to monitor the effects of the NASD sales charge rule upon distribution charges of open~~-~~-end companies, which goes into effect in July of [1993].2525

[23]	See supra note 5.
[24]	Rule 23c~~-~~-3 Adopting Release. Rule 23c~~-~~-3(b)(1) provides in pertinent part:
[25]	Id.

Since adopting Rule 23c~~-~~-3, the Commission has adopted Rule 6c~~-~~-10. That rule adopts a flexible approach, and permits open~~-~~-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of NAV or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the FINRA Rule 2341, governing sales charges for open~~-~~-end funds and (iii) deferred sales loads are imposed in a non~~-~~-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d~~-~~-1 are permitted). Rule 6c~~-~~-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of early withdrawal charges in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose early withdrawal charges.

With respect to the policy considerations supporting imposition of early withdrawal charges, as the Commission recognized when it promulgated Rule 23c~~-~~-3, several non~~-~~-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.26 Traditional closed~~-~~-end funds, which do not regularly offer to repurchase shares, do not generally impose early withdrawal charges although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed~~-~~-end fund continuously offers its shares at NAV and provides its shareholders with periodic opportunities to tender their shares, however, the fund’s distributor (like the distributor of an open~~-~~-end fund) may need to recover distribution costs from shareholders who exit their investments early. Accordingly, early withdrawal charges may be necessary for the Distributor to recover distribution costs. In the case of the Initial Fund’s Initial Class Shares, the Distributor may pay out of its own resources compensation to selected dealers that sell Fund Shares at the time of sale, based on the dollar amount of the Shares sold by the dealer. Moreover, like open~~-~~-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Rule 23c~~-~~-3 Proposing Release nor the Rule 23c~~-~~-3 Adopting Release suggests that the purpose underlying Rule 23c~~-~~-3(b)(1)’s requirements that repurchases take place at NAV is to preclude interval funds from imposing early withdrawal charges. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.27 The best price rules under Rule 23c~~-~~-1(a)(9) of the 1940 Act and Rule 13e~~-~~-4(f)(8)(ii) of the 1934 Act address this same concern. The Commission staff does not construe those rules to forbid closed~~-~~-end funds making repurchase offers under Section 23(c)(2) from imposing early withdrawal charges.28 There is, in Applicants’ view, no rational basis to apply Rule 23c~~-~~-3(b)(1)’s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the early withdrawal charges (and any scheduled waivers of the early withdrawal charge) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose early withdrawal charges in accordance with the requirements of Form N~~-~~-1A concerning contingent deferred sales charges.

The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. ~~. . .~~. . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.

[26]	Rule 23c~~-~~-3 Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at NAV.
[27]	See Rule 23c~~-~~-3 Proposing Release, Section II.A.7; Rule 23c~~-~~-3 Adopting Release, Section II.A.7.
[28]	See Rule 23c~~-~~-3 Adopting Release, Section II.A.7.c. (recognizing that several closed~~-~~-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

As required by Rule 6c~~-~~-10 for open~~-~~-end funds, each Fund relying on the Order will comply with shareholder service and distribution fee limits imposed by the FINRA Rule 2341 on the same basis as if it were an open~~-~~-end investment company. In this regard, a Fund will pay service and distribution fees pursuant to plans that are designed to meet the requirements of the FINRA Rule 2341 on the same basis as if it were an open~~-~~-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.29 In each case, the Commission granted relief from Rule 23c~~-~~-3(b)(1) to an interval fund to charge early withdrawal charges to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

~~D.~~	~~Waiver of Early Withdrawal Charges~~

D.	Waiver of Early Withdrawal Charges

Each Fund may grant waivers of the early withdrawal charges on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the early withdrawal charge (and any waivers or scheduled variations of the early withdrawal charge) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d~~-~~-1 under the 1940 Act as if the Fund was an open~~-~~-end investment company. The Shares that benefit from such waivers are less likely to be the cause of rapid turnover in Shares of a Fund, particularly where there are also important policy reasons to waive the early withdrawal charge, such as when Shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in Shares of a Fund, and financial needs on the part of the shareholder or the shareholder’s family are often precipitated by such events. The early withdrawal charge may also be waived in connection with a number of additional circumstances, including the following repurchases of Shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up~~-~~-front payments to selling dealers) in connection with attracting shareholders in a particular category to a Fund, the waiver of the early withdrawal charge works to shareholders’ advantage while not harming the distributor economically.

In adopting amended Rule 22d~~-~~-1 in February 1985, the Commission recognized that the adoption of Rule 22c~~-~~-1 to “require forward pricing of fund shares largely dispelled concerns about share dilution.” Furthermore, “the sales load variations that have been instituted [through Rules 22d~~-~~-1 through 22d~~-~~-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares.”30 In light of these circumstances, the Commission believed that “it is appropriate to permit a broader range of scheduled variation” as permitted in amended Rule 22d~~-~~-1.31 Rule 22d~~-~~-1 permits open~~-~~-end funds to sell their shares at prices that reflect scheduled “variations in, or elimination of, the sales load to particular classes of investors or transactions” provided that the conditions of the rule are met. When Rule 22d~~-~~-1 was adopted, the status of CDSLs for open~~-~~-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c~~-~~-10 permitting CDSLs for open~~-~~-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d~~-~~-1 are satisfied.32 The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open~~-~~-end funds are applicable to interval funds and the same safeguards built into Rules 22d~~-~~-1 and 6c~~-~~-10 that protect the shareholders of open~~-~~-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

[29]	See supra note 5.
[30]	Inv. Co. Act Rel. No. 14390 (February 2, 1985).
[31]	Id.
[32]	Rule 22d~~-~~-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c~~-~~-3 to preclude interval funds from providing for scheduled variations in, or elimination of, early withdrawal charges, subject to appropriate safeguards.

~~E.~~	~~Asset-Based Service and/or Distribution Fees~~

E.	Asset-Based Service and/or Distribution Fees

Applicants also request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d~~-~~-1 thereunder, to the extent necessary to permit each Fund to impose asset~~-~~-based service and/or distribution fees (in a manner similar to Rule 12b~~-~~-1 fees for an open~~-~~-end investment company). Section 12(b) of the 1940 Act and Rule 12b~~-~~-1 thereunder do not apply to closed~~-~~-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed~~-~~-end fund to impose an asset~~-~~-based service and/or distribution fee.33

Section 17(d) of the 1940 Act prohibits an affiliated person of a registered investment company or an affiliated person of such a person, acting as principal, from participating in or effecting any transaction in which such registered company is a joint or a joint and several participant, in contravention of Commission regulations. Rule 17d~~-~~-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application permitting the transaction.

In reviewing applications pursuant to Section 17(d) and Rule 17d~~-~~-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d~~-~~-1, it is unlawful for an affiliated person of a registered investment company, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self~~-~~-dealing or overreaching by the affiliate to the detriment of the investment company.

Each Fund will comply with the protections for open~~-~~-end investment companies developed and approved by the Commission in Rule 12b~~-~~-1 in connection with its Distribution and Shareholder Services Plan(s), if any, with respect to each class as if the Fund were an open~~-~~-end investment company. Therefore, each Fund will participate in substantially the same way and under substantially the same conditions as would be the case with an open~~-~~-end investment company imposing asset~~-~~-based service and/or distribution fees under Rule 12b~~-~~-1. Applicants note that, at the same time the Commission adopted Rule 12b~~-~~-1,34 it also adopted Rule 17d~~-~~-3 to provide an exemption from Section 17(d) and Rule 17d~~-~~-1 to the extent necessary for arrangements between open~~-~~-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open~~-~~-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b~~-~~-1. In its adopting release, the Commission stated:

[33]	Applicants do not concede that Section 17(d) applies to the Multiple Class System or to the service and/or distribution fees discussed herein, but request this order to eliminate any uncertainty.
[34]	See Bearing of Distribution Expenses by Mutual Funds, Inv. Co. Act Rel. No. 11414 (October 28, 1980).

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d~~-~~-3 of the 1940 Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with rule 12b~~-~~-1, the Commission sees no need for prior Commission review and approval of the arrangements.35

Applicants believe that any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its Shares through asset~~-~~-based service and/or distribution fees should be resolved by the Fund’s undertakings to comply with the provisions of Rule 12b~~-~~-1 and Rule 17d~~-~~-3 as if those rules applied to closed~~-~~-end investment companies.

Accordingly, Applicants undertake to comply, and undertake that each Fund’s asset~~-~~-based service and/or distribution fees (if any) will comply, with the provisions of Rule 12b~~-~~-1 and Rule 17d~~-~~-3 as if those rules applied to closed~~-~~-end investment companies. The Funds represent that the Funds’ imposition of asset~~-~~-based distribution and service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the 1940 Act and Rule 17d~~-~~-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).

Rule 6c~~-~~-10 under the 1940 Act permits open~~-~~-end investment companies to impose CDSLs, subject to certain conditions. Each Fund may establish one or more classes of Shares that impose CDSLs, and Applicants would only do so in compliance with Rule 6c~~-~~-10 as if that rule applied to closed ~~-~~-end investment companies. The CDSL imposed by any Fund would be in the form of an early withdrawal charge. Each Fund also would make all required disclosures in accordance with the requirements of Form N~~-~~-1A concerning CDSLs. Applicants further state that, in the event it imposes CDSLs, each Fund will apply the CDSLs (and any waivers or scheduled variations of the CDSLs) uniformly to all shareholders of a given class and consistently with the requirements of Rule 22d~~-~~-1 under the 1940 Act.

~~VI.~~	~~APPLICANTS’ CONDITION~~

VI.	APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c~~-~~-10, 12b~~-~~-1, 17d~~-~~-3, 18f~~-~~-3, 22d~~-~~-1 and, where applicable, 11a~~-~~-3 under the 1940 Act, as amended from time to time or replaced, as if those rules applied to closed~~-~~-end management investment companies, and will comply with FINRA Rule 2341, as amended from time to time, as if that rule applied to all closed~~-~~-end management investment companies.

~~VII.~~	~~CORPORATE ACTION~~

VII.	CORPORATE ACTION

[35]	Id. Fed. Sec. L. Rep. (CCH) at 83,733.

It is expected that the Initial Fund’s Declaration of Trust, as may be amended from time to time, will allow for the Initial Fund’s Board to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. The Initial Fund’s ~~Board~~Sole Initial Trustee has adopted resolutions, attached as Exhibit B, authorizing the Initial Fund’s officers to file the Application with the Commission. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule ~~0-5~~0-5(e) are attached as Exhibit C and a marked copy of this Application showing changes from the immediately prior version of the Application filed on ~~April~~July ~~14~~21, 2025 is attached as Exhibit D.

~~VIII.~~	~~CONCLUSION~~

VIII.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d~~-~~-1 thereunder. Applicants desire that the Commission issue the requested order pursuant to Rule ~~0-5~~0-5 under the 1940 Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.36

~~All~~

As required by Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that all of the requirements for execution and filing of this Application ~~on behalf of the Applicants~~ have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund are attached as Exhibit B to this Application in accordance with the requirements of Rule 0-2 (c)(1) under the 1940 Act and the verifications required by Rule ~~0-2~~0-2(d) under the 1940 Act are attached as Exhibit A to this Application.

In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit C.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants’ address is stated on the first page of this Application, and all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

~~[36]~~	~~See T. Rowe Price OHA Flexible Credit Income Fund, supra note 5; Gemcorp Commodities Alternative Products Fund, supra note 5.~~[36] See Lincoln Bain Capital Total Credit Fund, supra note 5; CAIS Sports, Media and Entertainment Fund, supra note 5; GoldenTree Opportunistic Credit Fund, supra note 5; Adams Street Private Equity Navigator Fund LLC, supra note 5; Virtus Global Credit Opportunities Fund, supra note 5; Connetic Venture Capital Access Fund, supra note 5; Blue Owl Alternative Credit Fund, supra note 5; RJ Private Credit Income Fund, supra note 5; Columbia Credit Income Opportunities Fund, supra note 5; ISQ Infrastructure Income Fund, supra note 5; iDirect Private Markets Fund, supra note 5; SEG Partners Long/Short Equity Fund, supra note 5; Coatue CTEK Fund, supra note 5; Capital Group KKR Multi-Sector+, supra note 5; Global X Venture Fund, supra note 5; Harbourvest Private Investments Fund, supra note 5; Privacore PCAAM Alternative Income Fund, supra note 5; TCW Private Asset Income Fund, supra note 5; Callodine Specialty Income Fund, supra note 5; Diamond Hill Securitized Credit Fund, supra note 5; and Redwood Real Estate Income Fund, supra note 5.

[Signature Page Follows]

Authorization and Signatures

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Initial Fund. In accordance with Rule ~~0-2~~0-2(c) under the 1940 Act, each person executing the application on behalf of the Adviser, being duly sworn, deposes and says that he or she has duly executed the attached application for and on behalf of the applicable entity listed; that he or she is authorized to execute the application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the application have been taken.

All requirements for the execution and filing of this application in the name and on behalf of each applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this application this ~~30th~~3rd day of ~~April~~September, 2025.

~~Virtus Global Credit Opportunities Fund~~

Dated: September 3, 2025

TCG Strategic Income Fund

	By:	/s/ ~~Kathryn~~Leonard ~~L. Santoro~~M. Tannenbaum
		Name:	Leonard M. Tannenbaum ~~Kathryn L. Santoro~~
		Title:	Sole Initial Trustee~~Vice President, Secretary~~

~~Date: April 30, 2025~~

~~Virtus Investment Advisers, LLC~~

Dated: September 3, 2025

TCG Strategic Income ADVISOR LLC

	By:	/s/ ~~Richard~~Leonard ~~W. Smirl~~M. Tannenbaum
		Name:	Leonard M. Tannenbaum ~~Richard W. Smirl~~
		Title:	Manager ~~Executive Vice President~~

~~Date: April 30, 2025~~

List of Attachments and Exhibits

Exhibit A

~~1.~~	~~Verification of Virtus Global Credit Opportunities Fund~~

~~2.~~	~~Verification of Virtus Investment Advisers, LLC~~

1.	Verification of TCG Strategic Income Fund

2.	Verification of TCG Strategic Income Advisor LLC

Exhibit B – Resolutions

Exhibit C – Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical Under Rule ~~0-5~~0-5(e)(3)

Exhibit D – Marked Copy of the Application Showing Changes from the Immediately Prior Version of the Application Filed on ~~April~~July ~~14~~21, 2025 (File No. ~~812-15717~~812-15861)

EXHIBIT A

~~VERIFICATION~~

Verifications

The undersigned states that ~~she~~he has duly executed the attached Application for and on behalf of ~~Virtus Global Credit Opportunities Fund; that she is the Vice President and Secretary~~TCG Strategic Income Fund in his capacity as Sole Initial Trustee of such ~~Fund;~~entity, and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that ~~she~~he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of ~~her~~his knowledge, information and belief.

~~Virtus Global Credit Opportunities Fund~~

TCG Strategic Income Fund

	By:	/s/ ~~Kathryn~~Leonard ~~L. Santoro~~M. Tannenbaum
		Name:	Leonard M. Tannenbaum ~~Kathryn L. Santoro~~
		Title:	Sole Initial Trustee~~Vice President, Secretary~~

~~Date: April 30, 2025~~

A-1

~~VERIFICATION~~

The undersigned states that he has duly executed the attached Application for and on behalf of ~~Virtus Investment Advisers, LLC; that he is an Executive Vice President~~TCG Strategic Income Advisor LLC in his capacity as manager of such ~~company;~~entity, and that all actions ~~bodies~~ necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~Virtus Investment Advisers, LLC~~

TCG Strategic Income ADVISOR LLC

	By:	/s/ ~~Richard~~Leonard ~~W. Smirl~~M. Tannenbaum
		Name:	Leonard M. Tannenbaum ~~Richard W. Smirl~~
		Title:	Manager ~~Executive Vice President~~

~~Date: April 30, 2025~~

A-2

EXHIBIT B

Resolutions of the ~~Board of Trustees of~~

~~Virtus Global Credit Opportunities~~Sole Initial Trustee of TCG Strategic Income Fund (the “Fund”)

~~RESOLVED: That the~~

RESOLVED, that the application for Multi-Class exemptive relief for the Fund, as attached hereto, be, and it hereby is, approved in all respects and the filing of such application with the SEC be, and it hereby is approved in all respects.

RESOLVED, that the appropriate officers and agents of ~~Virtus Global Credit Opportunities~~the Fund ~~(“GCO”)~~ be, and ~~they~~ hereby are, authorized, ~~in the name~~empowered and directed on behalf of ~~GCO~~the Fund, to ~~prepare, execute and~~ cause to be prepared, executed and filed with the SEC ~~such applications for orders of exemption from provisions of, or requests for no-action under, such federal securities laws as may~~any and all amendments to the Fund’s application for Multi-Class exemptive relief, to be ~~deemed advisable,~~ in such ~~forms~~form as the officer ~~or officers~~ executing the same ~~may, with the advice of counsel,~~shall approve ~~as necessary or desirable~~, such approval to be conclusively evidenced by his~~,~~ or her ~~or their~~ execution thereof.

B-1

EXHIBIT C

Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical ~~Under~~under Rule ~~0-5~~0-5(e)(3)

C-1

Exhibit D

Marked Copy of the Application Showing Changes from the Immediately Prior Version of the Application Filed on July 21, 2025 (File No. 812-15861)

D-1

Exhibit D

Marked Copy of the Application Showing Changes from the Immediately Prior Version of the Application Filed on July 21, 2025 (File No. 812-15861)

D-1

File No. 812~~-[____]~~-15861

As filed with the Securities and Exchange Commission on ~~July~~September ~~21~~3, ~~2025~~2025

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

Amended and Restated Application Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) for an Order Granting Exemptions from the Provisions of Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, Pursuant to Sections 6(c) and 23(c) of the 1940 Act for an Order Granting Certain Exemptions from Rule 23c-3 Thereunder and Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder for an Order Permitting Certain Arrangements

TCG STRATEGIC INCOME FUND

TCG STRATEGIC INCOME ADVISOR LLC

525 Okeechobee Blvd., Suite 1650

West Palm Beach, Florida 33401

Written and oral communications regarding this Application should be addressed to:

Gabriel Katz

TCG Strategic Income Fund

525 Okeechobee Blvd., Suite 1650

West Palm Beach, Florida 33401

Copies to:

Kelly Pendergast Carr, Esq.

Chapman and Cutler LLP

320 South Canal Street

Chicago, IL 60606

Walter Draney, Esq.

Chapman and Cutler LLP

320 South Canal Street

Chicago, IL 60606

This application (including exhibits) consists of ~~94~~[ ] pages.

- i -

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of:

TCG Strategic Income Fund

TCG Strategic Income Advisor LLC

525 Okeechobee Blvd., Suite 1650

West Palm Beach, Florida 33401

Investment Company Act of 1940 File No.

812~~- [______]~~-15861

EXPEDITED REVIEW REQUESTED

UNDER 17 CFR 270.0-5(d).

Amended and Restated Application Pursuant to Section 6(c) of the Investment Company Act of 1940, as Amended (the “1940 Act”) for an order of exemption from provisions of Sections 18(a)(2), 18(c) and 18(i) thereunder, pursuant to Sections 6(c) and 23(c) of the 1940 Act for an order granting certain exemptions from Rule 23c-3 thereunder and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder for an order permitting certain arrangements

I.	THE PROPOSAL

TCG Strategic Income Fund (the “Initial Fund”) and TCG Strategic Income Advisor LLC (“TCG” or an “Adviser” and together with the Initial Fund, the “Applicants”) seek an order of the Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, granting an exemption from Rule 23c-3 under the 1940 Act, and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Initial Fund to offer investors multiple classes of common shares of beneficial interest (“Shares”)1  with varying sales loads and asset-based service and/or distribution fees and to impose early withdrawal charges, as described more fully in this amended and restated application (the “Application”). The Applicants request that the order also apply to any other registered closed-end management investment company that conducts a continuous offering of its shares, existing now or in the future, for which the Adviser, its successors,2  or any entity controlling, controlled by, or under common control with the Adviser, or its successors, acts as investment adviser, and which provides periodic liquidity with respect to its Shares through tender offers conducted in compliance with either Rule 23c-3 under the 1940 Act or with Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”) (each a “Future Fund” and, together with the Initial Fund, each, a “Fund” and collectively, the “Funds”).3  The Initial Fund and any Future Fund relying on this relief will do so in a manner consistent with the terms and conditions of this Application. Applicants represent that any person presently intending to rely on the order requested in this Application is listed as an Applicant.

[1]	As used in this Application, “Shares” includes any other equivalent designation of a proportionate ownership interest of the Initial Fund (or any other registered closed-end management investment company relying on the requested order).
[2]	A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
[3]	The terms “control,” and “investment adviser” are used as defined in Sections 2(a)(9) and 2(a)(20) of the 1940 Act, respectively.

The Initial Fund is a newly organized Delaware statutory trust registered under the 1940 Act as a closed-end management investment company that will operate as an interval fund. The Initial Fund will be classified as a non-diversified investment company as defined under section 5(b)(2) of the 1940 Act.

The Initial Fund’s investment objectives are to provide attractive risk-adjusted returns and current income. The Initial Fund seeks to achieve its investment objectives, under normal market conditions, by opportunistically allocating its assets across ~~a wide range of diversified~~ credit strategies, with a primary focus on: (1) private credit (which includes directly originated asset-based lending, directly originated first-lien, second-lien and unitranche senior loans to lower-to-mid middle-market companies, as well as corporate mezzanine debt and preferred equity) and (2) liquid credit (including publicly traded high yield bonds, first- and second-lien secured bank loans, hybrid instruments, and structured credit (e.g., collateralized loan obligation (“CLO”) mezzanine debt)).

The Shares will be offered on a continuous basis at net asset value (“NAV”) per share plus the applicable sales load, as described in the Initial Fund’s prospectus. The Initial Fund’s initial Registration Statement filed on Form N-2, which has not yet been declared effective by the Commission, seeks to register ~~five~~three classes of Shares: Class I, Class A-1~~, Class A-2, Class C-1,~~ and Class ~~C~~A-2 Shares each with its own fee and expense structure. If the Initial Fund’s initial Registration Statement is declared effective prior to receipt of the requested relief, the Fund will only offer one class of Shares, Class I Shares (the “Initial Class Shares”), until receipt of the requested relief.

The Shares will not be offered or traded in a secondary market and will not be listed on any securities exchange or quoted on any quotation medium. Shareholders of the Initial Fund are not able to have their Shares redeemed or otherwise sell their Shares on a daily basis because the Initial Fund is or will be an unlisted closed-end fund. In order to provide some liquidity to shareholders, the Initial Fund is structured as an “interval fund” and intends to make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements.

The Initial Fund seeks an order permitting it to offer multiple classes of Shares, as described below. As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of Shares of a Fund would represent investments in the same portfolio of securities but would be subject to different expenses (such as asset-based service and/or distribution fees and/or an early withdrawal charge). Thus, the net income attributable to, and any dividends payable on, each class of Shares will differ from the other classes from time to time. As a result, the NAV per Share of the classes may differ over time.

Under the proposal, the Initial Class Shares of the Initial Fund would be offered at NAV and would not be subject to a front-end sales load or an annual asset-based service and/or distribution fee. Class A-1~~,~~ and Class A~~-2, Class C-1, and Class C~~-2 Shares and any new Share class (collectively, the “New Class Shares”) would be offered at NAV and may (but would not necessarily) be subject to a front-end sales load, an annual asset-based service and/or distribution fee and/or an early withdrawal charge. Initial Fund may impose a 2% repurchase fee with respect to any repurchase of Shares from a shareholder at any time prior to the day immediately preceding the one-year anniversary of the shareholder’s purchase of the Shares. The Initial Fund currently intends to impose a ~~2~~1% repurchase fee with respect to Class A-2 Shares that are accepted for repurchase by the Fund and have been held by the investor for less than one year. ~~Class I, Class A-1, Class A-2, Class C-1, and Class C-2~~Each class of Shares would comply with the provisions of Rule 12b-1 under the 1940 Act, or any successor thereto or replacement rules, as if that rule applied to closed-end management investment companies, and with the provisions of Rule 2341 of the Rules of the Financial Industry Regulatory Authority (“FINRA”), as such rule may be amended, or any successor rule thereto (“FINRA Rule 2341”)4  as if it applied to the Fund issuing such Shares. The structure of the proposed classes of Shares is described in detail below under “Statement of Facts – Proposed Class Structure and Characteristics.”

[4]	As adopted, FINRA Rule 2341 superseded Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. See Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

If this Application for an order is granted, the New Class Shares may or may not be offered. Additional classes of Shares may be added in the future. A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees for closed-end funds substantially similar to the relief sought by Applicants.5

[5]	See, e.g., Lincoln Bain Capital Total Credit Fund, et al, Inv. Co. Rel. Nos. 35587 (May 14, 2025) (notice) and 35630 (June 10, 2025) (order); CAIS Sports, Media and Entertainment Fund and CAIS Advisors LLC, Inv. Co. Rel. Nos. 35580 (May 12, 2025) (notice) and 35627 (June 9, 2025) (order); GoldenTree Opportunistic Credit Fund and GoldenTree Asset Management Credit Advisor LLC, Inv. Co. Rel. Nos. 35579 (May 8, 2025) (notice) and 35622 (June 3, 2025) (order); Adams Street Private Equity Navigator Fund LLC and Adams Street Advisors, LLC, Inv. Co. Rel. Nos. 35577 (May 7, 2025) (notice) and 35618 (June 2, 2025) (order); Virtus Global Credit Opportunities Fund and Virtus Investment Advisers, LLC, Inv. Co. Rel. Nos. 35565 (May 2, 2025) (notice) and 35613 (May 28, 2025) (order); Connetic Venture Capital Access Fund and Connetic RIA, LLC, Inv. Co. Rel. Nos. 35543 (April 21, 2025) (notice) and 35591 (May 19, 2025) (order); Blue Owl Alternative Credit Fund, and Blue Owl Alternative Credit Advisors II LLC, Inv. Co. Rel. Nos. 35514 (March 28, 2025) (notice) and 35557 (April 23, 2025) (order); RJ Private Credit Income Fund, Raymond James Investment Management, and Carillon Fund Distributors, Inc., Inv. Co. Rel. Nos. 35515 (March 28, 2025) (notice) and 35556 (April 23, 2025) (order); Columbia Credit Income Opportunities Fund and Columbia Management Investment Advisers, LLC, Inv. Co. Rel. Nos. 35498 (March 14, 2025) (notice) and 35526 (April 9, 2025) (order); ISQ Infrastructure Income Fund and I Squared Capital Registered Advisor LLC, Inv. Co. Rel. Nos. 35489 (March 4, 2025) (notice) and 35519 (April 1, 2025) (order); iDirect Private Markets Fund, iCapital Registered Fund Adviser LLC, and iCapital Markets LLC, Inv. Co. Rel. Nos. 35474 (February 21, 2025) (notice) and 35497 (March 14, 2025) (order); SEG Partners Long/Short Equity Fund, et al., Inv. Co. Rel. Nos. 35466 (February 6, 2025) (notice) and 35491 (March 4, 2025) (order); Coatue CTEK Fund and Coatue Management, L.L.C., Inv. Co. Rel. Nos. 35417 (December 13, 2024) (notice) and 35443 (January 8, 2025) (order); Capital Group KKR Multi-Sector+, et al., Inv. Co. Rel. Nos. 35410 (December 9, 2024) (notice) and 35441 (January 6, 2025) (order); Global X Venture Fund, et al., Inv. Co. Rel. Nos. 35408 (December 9, 2024) (notice) and 35440 (January 6, 2025) (order); Harbourvest Private Investments Fund, et al., Inv. Co. Rel. Nos. 35409 (December 9, 2024) (notice) and 35439 (January 6, 2025) (order); Privacore PCAAM Alternative Income Fund, et al., Inv. Co. Rel. Nos. 35403 (November 27, 2024) (notice) and 35431 (December 26, 2024) (order); TCW Private Asset Income Fund, et al., Inv. Co. Rel. Nos. 35401 (November 26, 2024) (notice) and 35429 (December 23, 2024) (order); Callodine Specialty Income Fund, et al., Inv. Co. Rel. Nos. 35399 (November 26, 2024) (notice) and 35428 (December 23, 2024) (order); Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., Inv. Co. Rel. Nos. 35385 (November 15, 2024) (notice) and 35414 (December 10, 2024) (order); Redwood Real Estate Income Fund, et al., Inv. Co. Rel. Nos. 35382 (November 12, 2024) (notice) and 35413 (December 10, 2024) (order); John Hancock Multi Asset Credit Fund, et al., Inv. Co. Rel. Nos. 35190 (May 9, 2024) (notice) and 35404 (November 27, 2024) (order); Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, Inv. Co. Rel. Nos. 35351A (October 29, 2024) (notice) and 35398 (November 26, 2024) (order); Gemcorp Commodities Alternative Products Fund and Gemcorp Capital Advisors LLC, Inv. Co. Rel. Nos. 35328A (October 23, 2024) (notice) and 35384 (November 14, 2024) (order); Sound Point Alternative Income Fund, et al., Inv. Co. Rel. Nos. 35350 (October 4, 2024) (notice) and 35371 (October 30, 2024) (order); T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., Inv. Co. Rel. Nos. 35327 (September 19, 2024) (notice) and 35350 (October 16, 2024) (order); Russell Investments New Economy Infrastructure Fund, et al., Inv. Co. Rel. Nos. 35321 (September 13, 2024) (notice) and 35356 (October 9, 2024) (order); Wellington Global Multi-Strategy Fund, et al., Inv. Co. Rel. Nos. 35317 (September 10, 2024) (notice) and 35353 (October 8, 2024) (order); MA Specialty Credit Income Fund, et al., Inv. Co. Rel. Nos. 35316 (September 10, 2024) (notice) and 35352 (October 8, 2024) (order); Gladstone Alternative Income Fund, et al., Inv. Co. Rel. Nos. 35307 (August 26, 2024) (notice) and 35330 (September 23, 2024) (order); CION Grosvenor Infrastructure Fund and CION Grosvenor Management, LLC, Inv. Co. Rel. Nos. 35279 (July 17, 2024) (notice) and 35293 (August 13, 2024) (order).

II.	STATEMENT OF FACTS

A.	The Applicants

The Initial Fund is a newly organized Delaware statutory trust registered under the 1940 Act as a non-diversified, closed-end management investment company. The Initial Fund is structured as an “interval fund” and will continuously offer its shares.

The Adviser is a newly formed Delaware limited liability company registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser will serve as the Initial Fund’s investment adviser pursuant to an advisory agreement (the “Investment ~~Management~~Advisory Agreement”). The Investment ~~Management~~Advisory Agreement will be approved by the Initial Fund’s Board, including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the Act) of the Initial Fund and by the Initial Fund’s original sole shareholder, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not seeking any exemptions from the provisions of the Act with respect to the Investment ~~Management~~Advisory Agreement. Under the terms of the Investment ~~Management~~Advisory Agreement, and subject to the authority of the Board, the Adviser will be responsible ~~for the overall management of the Initial Fund’s business affairs and~~ selecting the Initial Fund’s investments according to the Initial Fund’s investment objectives, policies, and restrictions. The Adviser will have sole discretion to make all investments. The Adviser’s address is 525 Okeechobee Blvd., Suite 1650 West Palm Beach, Florida 33401.

B.	Current Structure and Characteristics

As noted above, Shares will be offered on a continuous basis pursuant to a registration statement under the Securities Act at their NAV per share plus the applicable sales load.

The Initial Fund, operating as an interval fund pursuant to Rule 23c-3 under the 1940 Act, intends to offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with the Fund’s periodic repurchase offers, exchange their Shares of the Fund for shares of the same class of shares of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the 1940 Act and continuously offer their shares at NAV, that may be offered in the future and are in the Fund’s group of investment companies (collectively, the “Other Funds”). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the 1940 Act. Any exchange option features will comply with Rule 11a-3 under the 1940 Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3 under the 1940 Act, each Fund will treat an early withdrawal charge as if it were a contingent deferred sales load (“CDSL”).6

The Initial Fund, as a closed-end investment company, will not continuously redeem Shares as does an open-end management investment company. Shares of the Initial Fund will not be listed on any securities exchange and will not trade on an over-the-counter system. Furthermore, it is not expected that any secondary market will ever develop for the Shares. In order to provide some liquidity to shareholders, the Initial Fund is structured as an “interval fund” and will conduct quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements. Any Other Fund that intends to rely on this relief will provide periodic liquidity to shareholders in accordance with either Rule 23c-3 under the 1940 Act or Rule 13e-4 under the 1934 Act.

[6]	A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the 1940 Act, is a distribution-related charge payable to the distributor. Pursuant to the requested order, the early withdrawal charge will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee which is payable to a Fund.

C.	Proposed Class Structure and Characteristics

The Initial Fund proposes to engage in a continuous offering of Shares in the manner described below. The Initial Fund proposes to offer multiple classes of Shares, such as the Initial Class Shares and New Class Shares, described below, or any other classes. Additional classes, which may have different sales charge structures, may permit an investor to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the Shares. In the future, the Initial Fund’s Board of Trustees (the “Board”) could adopt this or another sales charge structure.

Initial Class Shares will be offered without a sales load or an annual asset-based service and/or distribution fee, as set forth in the Initial Fund’s prospectus, as amended or supplemented from time to time. The Initial Fund ~~intends to~~may impose a 2% repurchase fee with respect to any repurchase of Shares from a shareholder at any time prior to the day immediately preceding the one-year anniversary of the shareholder’s purchase of the Shares.

If a Fund charges a repurchase fee, Shares of the Fund will be subject to a repurchase fee at a rate of no greater than 2% of the shareholder’s repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. Unlike a distribution-related charge, the repurchase fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund’s generally longer-term investment horizons and investment operations. Repurchase fees, if charged, will equally apply to all classes of Shares of the Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate a repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the repurchase fee were a CDSL and as if the Fund were a registered open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, the repurchase fee will apply uniformly to all shareholders of the Fund regardless of class.

New Class Shares would be offered at NAV and may be subject to a front-end sales load, an annual asset-based service and/or distribution fee, an early withdrawal charge and/or a repurchase fee; these charges would differ in some respect from those applicable to the Initial Class Shares.

Actual fees approved and adopted may vary, but a class of Shares could not have annual asset-based service and/or distribution fees in excess of the limits established by FINRA Rule 2341.

To the extent the New Class Shares are subject to an ongoing asset-based service and/or distribution fee (a “Distribution and Servicing Fees”), the Initial Fund’s Board will adopt a distribution and service plan for the New Class Shares in voluntary compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to closed-end management investment companies (a “Distribution and Shareholder Services Plan”). The Distribution and Shareholder Services Plan will be approved by a majority of the Trustees, including a majority of the Trustees who are not “interested persons” of the Initial Fund (within the meaning of Section 2(a)(19) of the 1940 Act), and who have no direct or indirect financial interest in the operation of the Distribution and Shareholder Services Plan or in any agreements related to the Distribution and Shareholder Services Plan, as provided for in Rule 12b-1. Applicants represent that any asset-based Distribution and Servicing Fees will comply with the provisions of FINRA Rule 2341. Applicants represent that each Fund will comply with Rule 12b-1 under the 1940 Act as if it were an open-end management investment company.

All Distribution and Servicing Fees with respect to any class of Shares would be paid pursuant to a Distribution and Shareholder Services Plan adopted by the relevant Fund with respect to the class. Under any future Distribution and Shareholder Services Plan, the Fund, either directly or through the Initial Fund’s distributor (the “Distributor”), would compensate brokers, dealers, or other financial intermediaries for activities primarily intended to result in the sale of Shares and for personal services provided to shareholders and/or the maintenance of shareholder accounts. Applicants represent that these asset-based distribution and service fees will comply with the provisions of FINRA Rule 2341. A Fund may offer additional classes of Shares in the future which charge different distribution and/or service fees and/or sales loads. In all cases, such sales loads and asset-based distribution and service fees charged will comply with the provisions of FINRA Rule 2341. The Initial Fund intends to offer an exchange feature as described above under Section II. B. (“Current Structure and Characteristics”) that will comply with Rule 11a-1, Rule 11a-3, and Rule 18f-3 as if the Fund were an open-end investment company.

All expenses incurred by a Fund will be allocated among its various classes of Shares based on the respective net assets of the Fund attributable to each such class, except that the NAV and expenses of each class will reflect the expenses associated with the Distribution and Shareholder Services Plan of that class (if any), shareholder services fees attributable to a particular class (if any), and any other incremental expenses of that class.

In addition to distribution and/or service fees, each class of Shares of a Fund may, by action of the Fund’s Board or its delegate, also pay a different amount of the following expenses:

(1) administrative and/or accounting or similar fees (each as described in the Fund’s prospectus, as amended or supplemented from time to time);

(2) legal, printing and postage expenses related to preparing and distributing to current shareholders of a specific class materials such as shareholder reports, prospectuses, and proxies;

(3) Blue Sky fees incurred by a specific class;

(4) Commission registration fees incurred by a specific class;

(5) expenses of administrative personnel and services required to support the shareholders of a specific class;

(6) Trustees’ fees incurred as a result of issues relating to a specific class;

(7) Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific class;

(8) incremental transfer agent fees and shareholder servicing expenses identified as being attributable to a specific class;

(9) account expenses relating solely to a specific class;

(10) expenses incurred in connection with any shareholder meetings as a result of issues relating to a specific class; and

(11) any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Fund’s assets) actually incurred in a different amount by a class or related to a class’s receipt of services of a different kind or to a different degree than another class.

Any income, gain, loss and expenses of a Fund not allocated to specific classes as described above will be charged to the Fund and allocated to each class of the Fund in a manner consistent with Rule 18f-3(c)(1) under the 1940 Act.

From time to time, the Board of a Fund may create and offer additional classes of Shares, or may vary the characteristics described above, including without limitation, in the following respects: (1) the amount of fees permitted by a Distribution and Shareholder Services Plan as to such class; (2) voting rights with respect to a Distribution and Shareholder Services Plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in this Application; (5) differences in any dividends and NAVs per Share resulting from differences in fees under a Distribution and Shareholder Services Plan or in class expenses; (6) any early withdrawal charge or other sales load structure; and (7) any exchange or conversion features, as permitted under the 1940 Act. Each Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company. A Fund’s repurchases will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in NAVs per Share resulting from differences in fees under a Distribution and Shareholder Services Plan and/or service plan or in class expenses.

Because of the different distribution fees, shareholder services fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class of Shares may differ from each other from time to time. As a result, the NAV per Share of the classes may differ over time. Expenses of a Fund allocated to a particular class of the Fund’s Shares will be borne on a pro rata basis by each outstanding Share of that class.

III.	EXEMPTIONS REQUESTED

A.	The Multiple Class System

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of Shares may be deemed: (1) to result in the issuance of a class of “senior security”7  within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(a)(2) of the 1940 Act; (2) if more than one class of senior security were issued, to violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

B.	Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) under the 1940 Act to the extent that rule is construed to prohibit the imposition of early withdrawal charges by a Fund.

C.	Asset-Based Service and/or Distribution Fees

Applicants request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary for a Fund to pay asset-based service and/or distribution fees.

[7]	Section 18(g) defines senior security to include any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different NAV, receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends. Exemption for Open End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master Feeder Funds; Class Voting on Distribution Plans, Inv. Co. Rel. No. 20915 (Feb. 23, 1995) at n.17 and accompanying text.

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) of the 1940 Act provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the 1940 Act and Rule 17d-1 thereunder prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or other joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.	DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management (the “Division”) recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.8  For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes of the open-end and the closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus required a virtually complete liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this dual system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Division determined that, given the changes in the securities market since 1940 – in particular the emergence of semi-liquid investment opportunities – it was appropriate to re-examine the classification system and its regulatory requirements.9

[8]	Securities and Exchange Commission Staff Report, Protecting Investors (May 1992), at 421.
[9]	Id. at 424.

One exception to the liquid/illiquid dichotomy has been the so-called “prime rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3 (“Closed-end Tender Offer Funds”).

Protecting Investors recognized that the rigidity of the 1940 Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.10  The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.11  The Division thus recommended giving the industry the ability to employ new redemption and repurchase procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this ~~endeavor~~endeavour.12  The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.13

The prime rate funds were cited in both Protecting Investors and the Rule 23c-3 Proposing Release as the prototype for the closed-end interval fund concept.14  Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the initial closed-end interval funds make further innovation appropriate. Moreover, a number of precedents exist for the implementation of a multiple-class system, the imposition of early withdrawal charges and the imposition of asset-based service and/or distribution fees substantially similar to that for which Applicants seek relief.15

B.	Multiple Classes of Shares – Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of Shares may be deemed: (1) to result in the issuance of a class of “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(a)(2) of the 1940 Act; (2) if more than one class of senior security were issued, to violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

[10]	Id. at 439-40.
[11]	Id. at 424.

[12]	Inv. Co. Act Rel. No. 18869 (July 28, 1992) (the “Rule 23c-3 Proposing Release”).
[13]	Inv. Co. Act Rel. No. 19399 (April 7, 1993) (the “Rule 23c-3 Adopting Release”). The Commission also had proposed Rule 22e-3 under the 1940 Act, which began from the open-end, complete liquidity perspective under Section 22 and permitted periodic or delayed, rather than constant, liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.
[14]	Protecting Investors, supra, at 439-40; 23c-3 Proposing Release at 27.
[15]	See supra note 5.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a).16  Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

A registered closed-end investment company may have only one class of stock that is a senior security. In particular, Section 18(c) of the 1940 Act provides that:

[I]t shall be unlawful for any registered closed-end investment company… to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of… stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends…

Section 18(i) of the 1940 Act provides that:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company… shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply… to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

The multiple class system proposed herein (the “Multiple Class System”) may result in Shares of a class having “priority over [another] class as to… payment of dividends” and having unequal voting rights, because under the Multiple Class System (1) shareholders of different classes may pay different distribution fees, different shareholder services fees, and any other expenses (as described above in Section II.C.) that should be properly allocated to a particular class, and (2) each class would be entitled to exclusive voting rights with respect to matters solely related to that class. Applicants state that the creation of multiple classes of shares of a Fund may thus be prohibited by Section 18(c) and may violate Section 18(i) of the 1940 Act. Applicants further state that the creation of multiple classes of Shares of the Funds may violate Section 18(a)(2) because the Funds may not meet Section 18(a)(2)’s requirements with respect to a class of Shares that may be a senior security.

[16]	Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

Applicants believe that the implementation of the Multiple Class System will provide the Applicants with the flexibility to create new classes of Shares without having to create new funds. Applicants believe that current and future shareholders will benefit if new classes of Shares with different pricing structures are created providing investors with enhanced investment options. Under the Multiple Class System, an investor will be able to choose the method of purchasing Shares (from among those classes of Shares for which the investor meets the relevant eligibility requirements) that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase, the length of time the investor expects to hold the Shares, and other relevant factors. The proposed system would permit a Fund to facilitate the distribution of Shares and provide investors with a broader choice of shareholder options.

By contrast, if the Adviser and the Distributor were required to sponsor the organization of new, separate funds rather than new classes of Shares, the creation of the new, separate funds would involve increased costs and administrative burdens borne by shareholders, as compared to the creation of additional Share classes of a Fund.

Under the Multiple Class System, holders of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios. As a Fund grows in volume of assets, it is expected that investors will derive benefits from economies of scale that might not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.17

Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies’ multiple class structures that are permitted by Rule 18f-3 under the 1940 Act. The Multiple Class System does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed system will not increase the speculative character of a Fund’s Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

[17]	See Inv. Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

Applicants believe that the rationale for and the conditions contained in Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end investment companies. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company including, among others, the rule’s provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and disclosure. In fact, each Fund will in many ways resemble an open-end investment company in its manner of operation and in the distribution of Shares, except for differences related to repurchases.

In particular, the Initial Fund proposes to offer Shares continuously at NAV plus applicable sale charges. It is anticipated that differences among classes will, as detailed above, relate largely to differences in placement/distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly situated closed-end funds.18  Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which a Fund would issue multiple classes of Shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of each Fund in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of shareholders. Each Applicant is also aware of the need for full disclosure of the proposed Multiple Class System in each Fund’s prospectus and of the differences among the various classes and the different expenses of each class of Shares offered. Applicants represent that these distribution and/or service fees will comply with the provisions of FINRA Rule 2341. Applicants also represent that each Fund will disclose in its prospectus the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end, multiple class funds under Form N-1A. As if it were an open-end management investment company, each Fund will disclose fund expenses borne by shareholders during the reporting period in shareholder reports19  and describe in its prospectus any arrangements that result in breakpoints in, or elimination of, sales loads.20  Each Fund will include any such disclosures in its shareholder reports and prospectus to the extent required as if the Fund were an open-end fund. Each Fund and the Distributor will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Fund and the Distributor.21  Each Fund or the Distributor will contractually require that any other distributor of the Fund’s Shares comply with such requirements in connection with the distribution of Shares of the Fund.

[18]	See supra note 5.
[19]	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release).
[20]	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).
[21]	Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release); Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

Finally, in June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge and private equity funds.22  Applicants will comply with all such applicable disclosure requirements.

The requested relief is substantially similar to prior exemptions granted by the Commission to, among others, Commission to Lincoln Bain Capital Total Credit Fund, CAIS Sports, Media and Entertainment Fund, GoldenTree Opportunistic Credit Fund, Adams Street Private Equity Navigator Fund LLC, Virtus Global Credit Opportunities Fund, Connetic Venture Capital Access Fund, Blue Owl Alternative Credit Fund, RJ Private Credit Income Fund, Columbia Credit Income Opportunities Fund, ISQ Infrastructure Income Fund, iDirect Private Markets Fund, SEG Partners Long/Short Equity Fund, Coatue CTEK Fund, Capital Group KKR Multi-Sector+, Global X Venture Fund, Harbourvest Private Investments Fund, Privacore PCAAM Alternative Income Fund, TCW Private Asset Income Fund, Callodine Specialty Income Fund, Diamond Hill Securitized Credit Fund and Redwood Real Estate Income Fund.23  In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tender offers for a portion of their shares, to implement multiple-class structures. Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Funds.

C.	Early Withdrawal Charge

Rule 23c-3 under the 1940 Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at NAV at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at NAV and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

[22]	Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also rules 12d1-1, et seq. of the 1940 Act.
[23]	See supra note 5.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for each Fund to impose early withdrawal charges, which are distribution-related fees payable to the Distributor, on Shares submitted for repurchase that have been held for less than a specified period. Each Fund may seek to impose early withdrawal charges that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the 1940 Act. Each Fund would assess early withdrawal charges in much the same way non-interval funds currently assess early withdrawal charges. As more fully described below, these charges will be paid to the Distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of early withdrawal charges would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds which offer their securities continuously, as a Fund would for its Shares. Any early withdrawal charge imposed by a Fund will comply with Rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end funds.

In the Rule 23c-3 Adopting Release, the Commission stated that:

[T]he requirement [of Rule 23c-3(b)(1)] that repurchases take place at NAV and the limitation of repurchase fees to two percent implicitly preclude the imposition” of CDSLs.24  The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the NASD sales charge rule upon distribution charges of open-end companies, which goes into effect in July of [1993].2525

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of NAV or offering price at the time of the purchase,

[24]

Rule 23c-3 Adopting Release. Rule 23c-3(b)(1) provides in pertinent part:

The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date.… The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.

[25]	Id.

(ii) the terms of the sales load comply with the provisions of the FINRA Rule 2341, governing sales charges for open-end funds and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of early withdrawal charges in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose early withdrawal charges.

With respect to the policy considerations supporting imposition of early withdrawal charges, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.26  Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose early withdrawal charges although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at NAV and provides its shareholders with periodic opportunities to tender their shares, however, the fund’s distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. Accordingly, early withdrawal charges may be necessary for the Distributor to recover distribution costs. In the case of the Initial Fund’s Initial Class Shares, the Distributor may pay out of its own resources compensation to selected dealers that sell Fund Shares at the time of sale, based on the dollar amount of the Shares sold by the dealer. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Rule 23c-3 Proposing Release nor the Rule 23c-3 Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)’s requirements that repurchases take place at NAV is to preclude interval funds from imposing early withdrawal charges. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.27  The best price rules under Rule 23c-1(a)(9) of the 1940 Act and Rule 13e-4(f)(8)(ii) of the 1934 Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing early withdrawal charges.28  There is, in Applicants’ view, no rational basis to apply Rule 23c-3(b)(1)’s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the early withdrawal charges (and any scheduled waivers of the early withdrawal charge) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose early withdrawal charges in accordance with the requirements of Form N-1A concerning contingent deferred sales charges.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder service and distribution fee limits imposed by the FINRA Rule 2341 on the same basis as if it were an open-end investment company. In this regard, a Fund will pay service and distribution fees pursuant to plans that are designed to meet the requirements of the FINRA Rule 2341 on the same basis as if it were an open-end investment company subject to that rule.

[26]	Rule 23c-3 Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at NAV.
[27]	See Rule 23c-3 Proposing Release, Section II.A.7; Rule 23c-3 Adopting Release, Section II.A.7.
[28]	See Rule 23c-3 Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

The Commission has previously granted the same type of exemptive relief requested herein.29  In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge early withdrawal charges to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D.	Waiver of Early Withdrawal Charges

Each Fund may grant waivers of the early withdrawal charges on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the early withdrawal charge (and any waivers or scheduled variations of the early withdrawal charge) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Fund was an open-end investment company. The Shares that benefit from such waivers are less likely to be the cause of rapid turnover in Shares of a Fund, particularly where there are also important policy reasons to waive the early withdrawal charge, such as when Shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in Shares of a Fund, and financial needs on the part of the shareholder or the shareholder’s family are often precipitated by such events. The early withdrawal charge may also be waived in connection with a number of additional circumstances, including the following repurchases of Shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to a Fund, the waiver of the early withdrawal charge works to shareholders’ advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to “require forward pricing of fund shares largely dispelled concerns about share dilution.” Furthermore, “the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares.”30  In light of these circumstances, the Commission believed that “it is appropriate to permit a broader range of scheduled variation” as permitted in amended Rule 22d-1.31  Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled “variations in, or elimination of, the sales load to particular classes of investors or transactions” provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 permitting CDSLs for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.32  The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

[29]	See supra note 5.
[30]	Inv. Co. Act Rel. No. 14390 (February 2, 1985).
[31]	Id.
[32]	Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, early withdrawal charges, subject to appropriate safeguards.

E.	Asset-Based Service and/or Distribution Fees

Applicants also request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit each Fund to impose asset-based service and/or distribution fees (in a manner similar to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose an asset-based service and/or distribution fee.33

Section 17(d) of the 1940 Act prohibits an affiliated person of a registered investment company or an affiliated person of such a person, acting as principal, from participating in or effecting any transaction in which such registered company is a joint or a joint and several participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application permitting the transaction.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person of a registered investment company, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or overreaching by the affiliate to the detriment of the investment company.

Each Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution and Shareholder Services Plan(s), if any, with respect to each class as if the Fund were an open-end investment company. Therefore, each Fund will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing asset-based service and/or distribution fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,34  it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated:

[33]	Applicants do not concede that Section 17(d) applies to the Multiple Class System or to the service and/or distribution fees discussed herein, but request this order to eliminate any uncertainty.
[34]	See Bearing of Distribution Expenses by Mutual Funds, Inv. Co. Act Rel. No. 11414 (October 28, 1980).

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.35

Applicants believe that any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its Shares through asset-based service and/or distribution fees should be resolved by the Fund’s undertakings to comply with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies. Accordingly, Applicants undertake to comply, and undertake that each Fund’s asset-based service and/or distribution fees (if any) will comply, with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds’ imposition of asset-based distribution and service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).

Rule 6c-10 under the 1940 Act permits open-end investment companies to impose CDSLs, subject to certain conditions. Each Fund may establish one or more classes of Shares that impose CDSLs, and Applicants would only do so in compliance with Rule 6c-10 as if that rule applied to closed-end investment companies. The CDSL imposed by any Fund would be in the form of an early withdrawal charge. Each Fund also would make all required disclosures in accordance with the requirements of Form N-1A concerning CDSLs. Applicants further state that, in the event it imposes CDSLs, each Fund will apply the CDSLs (and any waivers or scheduled variations of the CDSLs) uniformly to all shareholders of a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act.

VI.	APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1 and, where applicable, 11a-3 under the 1940 Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with FINRA Rule 2341, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.	CORPORATE ACTION

It is expected that the Initial Fund’s Declaration of Trust, as may be amended from time to time, will allow for the Initial Fund’s Board to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. The Initial Fund’s Sole Initial Trustee has adopted resolutions, attached as Exhibit B, authorizing the Initial Fund’s officers to file the Application with the Commission. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) are attached as Exhibit C and a marked copy of this Application showing changes from the immediately prior version of the Application filed on July 21, 2025 is attached as Exhibit D.

[35]	Id. Fed. Sec. L. Rep. (CCH) at 83,733.

VIII.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.36

As required by Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund are attached as Exhibit B to this Application in accordance with the requirements of Rule 0-2 (c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit A to this Application.

In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit C.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants’ address is stated on the first page of this Application, and all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

[Signature Page Follows]

[36]	See Lincoln Bain Capital Total Credit Fund, supra note 5; CAIS Sports, Media and Entertainment Fund, supra note 5; GoldenTree Opportunistic Credit Fund, supra note 5; Adams Street Private Equity Navigator Fund LLC, supra note 5; Virtus Global Credit Opportunities Fund, supra note 5; Connetic Venture Capital Access Fund, supra note 5; Blue Owl Alternative Credit Fund, supra note 5; RJ Private Credit Income Fund, supra note 5; Columbia Credit Income Opportunities Fund, supra note 5; ISQ Infrastructure Income Fund, supra note 5; iDirect Private Markets Fund, supra note 5; SEG Partners Long/Short Equity Fund, supra note 5; Coatue CTEK Fund, supra note 5; Capital Group KKR Multi-Sector+, supra note 5; Global X Venture Fund, supra note 5; Harbourvest Private Investments Fund, supra note 5; Privacore PCAAM Alternative Income Fund, supra note 5; TCW Private Asset Income Fund, supra note 5; Callodine Specialty Income Fund, supra note 5; Diamond Hill Securitized Credit Fund, supra note 5; and Redwood Real Estate Income Fund, supra note 5.

Authorization and Signatures

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Initial Fund. In accordance with Rule 0-2(c) under the 1940 Act, each person executing the application on behalf of the Adviser, being duly sworn, deposes and says that he or she has duly executed the attached application for and on behalf of the applicable entity listed; that he or she is authorized to execute the application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the application have been taken.

All requirements for the execution and filing of this application in the name and on behalf of each applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this application this ~~21st~~3rd day of ~~July~~September, 2025.

Dated: ~~July~~September ~~21~~3, 2025

TCG Strategic Income Fund

By:	/s/ Leonard M. Tannenbaum
	Name:	Leonard M. Tannenbaum
	Title:	Sole Initial Trustee

Dated: ~~July~~September ~~21~~3, 2025

TCG Strategic Income Advisor LLC

By:	/s/ Leonard M. Tannenbaum
	Name:	Leonard M. Tannenbaum
	Title:	Manager

List of Attachments and Exhibits

Exhibit A

1.	Verification of TCG Strategic Income Fund

2.	Verification of TCG Strategic Income Advisor LLC

Exhibit B – Resolutions

Exhibit C – Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical Under Rule 0-5(e)(3)

Exhibit D – Marked Copy of the Application Showing Changes from the Immediately Prior Version of the Application Filed on July 21, 2025 (File No. 812-15861)

Exhibit A

Verifications

The undersigned states that he has duly executed the attached Application for and on behalf of TCG Strategic Income Fund in his capacity as Sole Initial Trustee of such entity, and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TCG Strategic Income Fund

By:	/s/ Leonard M. Tannenbaum
	Name:	Leonard M. Tannenbaum
	Title:	Sole Initial Trustee

The undersigned states that he has duly executed the attached Application for and on behalf of TCG Strategic Income Advisor LLC in his capacity as manager of such entity, and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TCG Strategic Income Advisor LLC

By:	/s/ Leonard M. Tannenbaum
	Name:	Leonard M. Tannenbaum
	Title:	Manager

A-1

Exhibit B

Resolutions of the Sole Initial Trustee of TCG Strategic Income Fund (the “Fund”)

RESOLVED, that the application for Multi-Class exemptive relief for the Fund, as attached hereto, be, and it hereby is, approved in all respects and the filing of such application with the SEC be, and it hereby is approved in all respects.

RESOLVED, that the appropriate officers and agents of the Fund be, and hereby are, authorized, empowered and directed on behalf of the Fund, to cause to be prepared, executed and filed with the SEC any and all amendments to the Fund’s application for Multi-Class exemptive relief, to be in such form as the officer executing the same shall approve, such approval to be conclusively evidenced by his or her execution thereof.

B-1

Exhibit C

Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

C-1

Exhibit D

Marked Copy of the Application Showing Changes from the Immediately Prior Version of the Application Filed on July 21, 2025 (File No. 812-15861)

D-1